FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2010

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Notice of Convocation of the 106th Annual Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 2, 2010	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

[English Translation]

NOMURA

Notice of Convocation of the 106th Annual Meeting of Shareholders

Nomura Holdings, Inc.

To Our Shareholders

I am pleased to present you with our business report for the fiscal year ended March 31, 2010 (April 1, 2009 – March 31, 2010).

Despite the uncertainty surrounding the economic recovery, we were profitable in all four quarters and achieved our initial goal of posting a profit for the fiscal year. For the period, net revenue totaled 1,150.8 billion yen, income before income taxes was 105.2 billion yen, and we reported net income of 67.8 billion yen.

Furthermore, we were profitable in all five of our divisions (Retail, Global Markets, Investment Banking, Merchant Banking and Asset Management) and posted profits in Japan as well as our three overseas regions (US, Europe and Asia).

The turmoil in financial markets stemming from the US subprime loan crisis grew into a global financial crisis in the early fall of 2008, triggered especially by the bankruptcy of Lehman Brothers. Public funds were injected into US and European financial institutions that had assumed excessive levels of risk, and the markets failed to function properly. We were unable to escape the impact of the crisis, and unfortunately posted a large loss for the fiscal year ended March 31, 2009.

In the middle of this crisis, we acquired a large number of talented personnel from Lehman Brothers in Europe and Asia-Pacific, taking a dramatic step to build out our global business platform. We currently have a total of approximately 26,000 employees, including roughly 11,000 working overseas. Over the past year, we focused on integrating our business strengths in Japan with our new platforms both domestically and overseas to allow us to create a structure that enables us to achieve a world-class business, focusing on clients. We have begun to see tangible results, such as ranking number one in trading volume on both the Tokyo Stock Exchange and the London Stock Exchange. In the US, the largest market in the world, our business is still growing. We will continue to strengthen our business platform in the US, while focusing on risk management to a greater extent than before.

In the wake of the recent financial crisis, financial oversight reform has been a major issue. The G-20 Financial Summit focused on the issue, and the Basel Committee on Banking Supervision and various financial regulators in the US and Europe are engaged in discussions. Tighter regulations are being enacted, including enhanced capital requirements for financial institutions. As a financial institution large enough to have a significant impact on the overall financial system, Nomura Group falls under the scope of a jointly-run oversight program comprising financial regulators from around the world. In order to put up additional capital as required within the framework of this international enhancement of oversight, and to expand our business platform both in Japan and overseas, we boosted our capital base through two public offerings in 2009. With this, our capital base is strong enough to achieve sustainable growth under the current regulations.

Our year-end dividend payment with record date March 31, 2010 will be 4 yen per share, bringing the annual dividend amount to 8 yen per share. Our basic policy is to return value to shareholders through sustainable growth in enterprise value and dividends, and we will determine dividend amounts by taking into account a comprehensive range of factors such as changes to the global financial regulatory environment and the our consolidated financial performance.

We view a talented personnel base as a key asset. We are working to establish a uniform, global personnel system based on the belief that employees should be rewarded for their overall performance, and we will continue to build a professional organization capable of delivering a comprehensive range of services that satisfy our customers. In order to retain talented personnel, it is necessary for us to provide compensation packages that are competitive with our peers in the industry, particularly in the US and Europe. However, as advocated by financial regulators around the world, in lieu of a portion of cash compensation, we grant certain individuals stock acquisition rights which cannot be cashed in for a fixed period of time, thereby providing a long-term incentive and aligning the interests of these individuals with our shareholders. Going forward, advantages in terms of personnel will remain the source of competitiveness in the finance industry. We will continue to reform our personnel and compensation systems as appropriate, with long-term enterprise value enhancement as the primary objective.

We are proactively implementing measures to enhance our corporate governance. As part of this, seven of the twelve director nominees to be elected at the 106th annual meeting of shareholders are outside directors with a high degree of independence, and we also work to ensure highly-transparent management based on a corporate approach of emphasizing external views. There will be no change to our corporate philosophy, which stresses compliance.

As a global financial services group representing Japan, we will work to deliver high value-added solutions, products and services to both our clients in Japan and overseas, while continuing to pursue change and take initiatives with speed to increase corporate value.

We look forward to your continued support.

May 2010

Kenichi Watanabe

Director

President and Chief Executive Officer

Nomura Holdings, Inc.

(Code: 8604)
May 31, 2010

To: Shareholders

Kenichi Watanabe
Director and President & CEO
Nomura Holdings, Inc.
1-9-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Notice of Convocation of the Annual Meeting of Shareholders

Dear Shareholder,

I would like to take this opportunity to thank you, our shareholder, for your support of Nomura Holdings, Inc. (the “Company”).

You are hereby notified that the 106th Annual Meeting of Shareholders will be held as follows. You are respectfully requested to attend the meeting with the enclosed proxy card in your possession.

Description

1. Date and Time:	10:00 a.m. on Friday, June 25, 2010

2. Place:	Hotel Okura Tokyo, Heian Room (Main Building, first floor)
2-10-4 Toranomon, Minato-ku, Tokyo, JAPAN

3.	Agenda for the Meeting:

Matters to be Reported:

1.	106th fiscal year (covering the period from April 1, 2009 to March 31, 2010) business report, report on the content of consolidated financial statements and report on the results of audits of consolidated financial statements by the independent accounting auditor and the Audit Committee

2.	Report on the content of the 106th fiscal year financial statements (covering the period from April 1, 2009 to March 31, 2010)

Matters to be Resolved:

Election of Twelve Directors

Note:	This document can be accessed from the Company’s website (http://www.nomuraholdings.com/investor/shm/).

Proposal: Election of Twelve Directors

As all of the twelve Directors will have finished their term of office at the conclusion of this Annual Meeting of Shareholders, the Company proposes the election of twelve Directors including three new nominees (with seven Outside Directors) in accordance with the resolution of the Nomination Committee.

The nominees are as follows.

Name (Date of Birth)	Brief Personal History, Responsibilities and Significant Concurrent Positions		Shareholdings of the Company
1. Junichi Ujiie (Oct. 12, 1945)	Nov. 1975 Jun. 1990 Jun. 1995 May 1997 Apr. 2003 Jun. 2003	Joined the Company Director of the Company Managing Director of the Company President & CEO of the Company Chairman of the Board of Directors of the Company Chairman of the Board of Directors and Senior Managing Director of the Company	198,835
	Apr. 2006	Chairman of the Board of Directors of the Company (Current)
	(Responsibilities) Chairman of the Board of Directors Chairman of the Nomination Committee Chairman of the Compensation Committee

Name (Date of Birth)	Brief Personal History, Responsibilities and Significant Concurrent Positions		Shareholdings of the Company
2. Kenichi Watanabe (Oct. 28, 1952)	Apr. 1975	Joined the Company	17,366
	Jun. 1998	Director of the Company
	Jun. 2000	Managing Director of the Company
Oct. 2001

Director of the Company

Managing Director of Nomura Securities Co., Ltd.

(NOTE) On October 2001, The Nomura Securities Co., Ltd. adopted the holding company structure, changed its name to “Nomura Holdings, Inc.” and transferred its securities business to its wholly-owned subsidiary “Nomura Securities Co., Ltd.”

	Apr. 2002	Executive Managing Director of Nomura Securities Co., Ltd.
	Jun. 2003	Senior Managing Director of the Company Director and Executive Vice President of Nomura Securities Co., Ltd.
	Apr. 2004	Executive Vice President of Nomura Securities Co., Ltd.
	Apr. 2006	Deputy President of Nomura Securities Co., Ltd.
	Apr. 2008	President & CEO of the Company Director and President & CEO of Nomura Securities Co., Ltd. (Current)
	Jun. 2008	Director and President & CEO of the Company (Current)

(Responsibilities) President & CEO

3. Takumi Shibata (Jan. 8, 1953)	Apr. 1976	Joined the Company	47,802
	Jun. 1998	Director of the Company
	Jun. 2000	Managing Director of the Company
	Oct. 2001	Managing Director of Nomura Securities Co., Ltd. (Please see the NOTE above.)
	Apr. 2003	Executive Managing Director of Nomura Securities Co., Ltd.
	Jun. 2003	Senior Managing Director of the Company Executive Vice President of Nomura Securities Co., Ltd.
	Apr. 2004	Director and Executive Vice President of Nomura Securities Co., Ltd.
	Apr. 2005	Director and President & CEO of Nomura Asset Management Co., Ltd.
	Apr. 2008	Deputy President & COO of the Company Director and Deputy President & COO of Nomura Securities Co., Ltd. (Current)
	Jun. 2008	Director and Deputy President & COO of the Company (Current)

(Responsibilities) Deputy President & COO

Name (Date of Birth)	Brief Personal History, Responsibilities and Significant Concurrent Positions		Shareholdings of the Company
4. Masanori Itatani (Oct. 13, 1953)	Apr. 1976 Jun. 1998 Jun. 2003 Apr. 2006 Jun. 2007	Joined the Company Director of the Company Senior Managing Director of the Company Executive Managing Director of the Company Director of the Company (Current)	76,122
	(Responsibilities) Audit Mission Director

5.* Masanori Nishimatsu (Feb. 3, 1958)	Apr. 1980 Apr. 2003 Jun. 2003 Apr. 2007 Oct. 2008 Apr. 2010	Joined the Company Director of Nomura Securities Co., Ltd. Senior Managing Director of Nomura Securities Co., Ltd. Executive Managing Director of Nomura Securities Co., Ltd. Senior Corporate Managing Director of Nomura Securities Co., Ltd. Advisor of the Company (Current)	49,000

•        New Nominee for Director

Mr. Masanori Nishimatsu is well-acquainted with the businesses of the Nomura Group. At the Meeting of Board of Directors immediately following the conclusion of this Annual Meeting of Shareholders, Mr. Nishimatsu is scheduled to be appointed Audit Mission Director, a full-time Director to support audit of the Audit Committee, and he will not concurrently hold the post of Executive Officer.

Name (Date of Birth)	Brief Personal History, Responsibilities and Significant Concurrent Positions		Shareholdings of the Company
6. Haruo Tsuji (Dec. 6, 1932)	Mar. 1955 Jun. 1986 Jun. 1998 Jun. 2001 Jun. 2003 Jun. 2008	Joined Hayakawa Electric Industry Co., Ltd. (currently, Sharp Corporation) President of Sharp Corporation Corporate Advisor of Sharp Corporation (Current) Outside Statutory Auditor of the Company Outside director of the Company (Current) Outside director of Kobayashi Pharmaceutical Co., Ltd. (Current)	14,000
	(Responsibilities) Chairman of the Audit Committee

•        Nominee for Outside Director (Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Companies Act)

•        Acknowledged as Independent Director (An outside director who is acknowledged not to have conflicts of interest with general investors in accordance with Article 436-2 of Securities Listing Regulations of Tokyo Stock Exchange, Inc. (the “Exchange”) and similar regulations in other relevant exchanges in Japan (collectively, the “Exchanges”))

Mr. Haruo Tsuji has broad managerial experience and held important positions including President of Sharp Corporation. His achievements and insights have been widely acknowledged within and outside the Company.

As mentioned above, the Exchanges introduced Independent Director system in their respective listing regulations in March this year, and Mr. Tsuji was then acknowledged by the Exchanges not to have conflicts of interest with general investors and hence acknowledged as Independent Director.

The Company would like to request his continuation as Outside Director, expecting him to continue to play an exemplary role in determining important managerial matters and supervising the business execution of the Company by applying his broad experience and high degree of independence.

Mr. Tsuji will have been in office as Outside Director of the Company as a company with committees for seven years at the conclusion of this Annual Meeting of Shareholders (he had been in office as Statutory Auditor for two years when the Company was a company with auditors before the Company transformed into a company with committees).

Name (Date of Birth)	Brief Personal History, Responsibilities and Significant Concurrent Positions		Shareholdings of the Company
7. Hajime Sawabe (Jan. 9, 1942)	Apr. 1964 Jun. 1998 Jun. 2006 Mar. 2008 Jun. 2008 Jun. 2009	Joined TDK Electronics Co., Ltd. (currently, TDK Corporation) President of TDK Corporation Chairman of TDK Corporation (Current) Outside Director of Asahi Glass Company, Limited (Current) Outside Director of TEIJIN LIMITED (Current) Outside Director of the Company (Current)	1,000
	(Responsibilities) Member of the Audit Committee

•       Nominee for Outside Director (Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Companies Act)

•       Acknowledged as Independent Director (An outside director who is acknowledged not to have conflicts of interest with general investors in accordance with Article 436-2 of Securities Listing Regulations of the Exchange and similar regulations in the other Exchanges)

Mr. Hajime Sawabe has broad managerial experience as the Chairman of TDK Corporation and has held important positions as Chairman of the Committee on Small and Medium Enterprises of Nippon Keidanren (Japan Business Federation). His achievements and insights have been widely acknowledged both within and outside Company.

As mentioned above, the Exchanges introduced Independent Director system in their respective listing regulations in March this year, and Mr. Sawabe was then acknowledged by the Exchanges not to have conflicts of interest with general investors and hence acknowledged as Independent Director.

The Company would like to request his continuation as Outside Director, expecting him to continue to play an exemplary role in determining important managerial matters and supervising the business execution of the Company with his broad experience and high degree of independence.

Mr. Sawabe will have been in office as Outside Director for one year at the conclusion of this Annual Meeting of Shareholders.

Name (Date of Birth)	Brief Personal History, Responsibilities and Significant Concurrent Positions		Shareholdings of the Company
8. Tsuguoki Fujinuma (Nov. 21, 1944)	Apr. 1969	Joined Horie Morita Accounting Firm	5,400
	Jun. 1970	Joined Arthur & Young Accounting Firm
	Nov. 1974	Registered as a certified public accountant
	May 1991	Managing Partner of Asahi Shinwa Accounting Firm
	Jun. 1993	Managing Partner of Ota Showa & Co. (Ernst & Young ShinNihon (currently, Ernst & Young ShinNihon LLC))
	May 2000	President of the International Federation of Accountants
	Jul. 2004	Chairman and President of the Japanese Institute of Certified Public Accountants
	Jun. 2007	Retired from Ernst & Young ShinNihon
	Jul. 2007	Advisor of the Japanese Institute of Certified Public Accountants (Current)
	Aug. 2007	Outside Director of Tokyo Stock Exchange Group, Inc. (Current)
	Oct. 2007	Governor of Tokyo Stock Exchange Regulation (Current)
	Apr. 2008	Specially-appointed Professor of Chuo Graduate School of Strategic Management (Current)
	Jun. 2008	Outside Statutory Auditor of Sumitomo Corporation (Current)
	Jun. 2008	Outside Statutory Auditor of Takeda Pharmaceutical Company Limited (Current)
	Jun. 2008	Outside Director of the Company (Current)
	Jul. 2008	Outside Director of Sumitomo Life Insurance Company (Current)
(Responsibilities) Member of the Audit Committee

•        Nominee for Outside Director (Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Companies Act)

•        Acknowledged as Independent Director (An outside director who is acknowledged not to have conflicts of interest with general investors in accordance with Article 436-2 of Securities Listing Regulations of the Exchange and similar regulations in the other Exchanges)

Mr. Tsuguoki Fujinuma has thorough knowledge of international accounting standards and has exhibited high professionalism as financial expert under Sarbanes-Oxley Act of 2002, and held important positions including the President of the International Federation of Accountants, the Chairman and President of the Japanese Institute of Certified Public Accountants and Trustee of the International Accounting Standards Committee Foundation. His achievements and insights have been widely acknowledged both within and outside the Company.

As mentioned above, the Exchanges introduced Independent Director system in their respective listing regulations in March this year, and Mr. Fujinuma was then acknowledged by the Exchanges not to have conflicts of interest with general investors and hence acknowledged as Independent Director.

The Company would like to request his continuation as Outside Director, expecting him to continue to play an exemplary role in determining important managerial matters and supervising the business execution of the Company through applying his broad experience.

Mr. Fujinuma has been in office as Outside Director for two years.

The high degree of independence of Mr. Fujinuma has been acknowledged by the Exchanges as Independent Director of the Company. The Company has, nonetheless, taken the following matters into consideration; (i) his past career at Ernst & Young ShinNihon LLC (“Ernst & Young”) which is the Company’s accounting auditor and (ii) office of director of Tokyo Stock Exchange Group, Inc. currently held by him, at which exchange Nomura Securities Co., Ltd., one of the Company’s subsidiaries, trades on the day to day basis. With respect to these matters, it is concluded that they would not compromise his high degree of independence because (i) he was never engaged in accounting audit of the Company throughout his time with Ernst & Young until his retirement in June 2007, (ii) he has never been involved in the management or financial policy of Ernst & Young since then, (iii) Nomura Securities Co., Ltd. is merely one of many trading participants at the Exchange and (iv) the portion of the Company’s shareholding in Tokyo Stock Exchange Group, Inc. is minimal.

Name (Date of Birth)	Brief Personal History, Responsibilities and Significant Concurrent Positions		Shareholdings of the Company
9. Hideaki Kubori (Aug. 29, 1944)	Apr. 1971	Registered as attorney at law and joined Mori Sogo Law Offices	6,000
	Mar. 1998	Left Mori Sogo Law Offices
	Apr. 1998	Chairman of Hibiya Park Law Offices (Current)
	Apr. 2001	Vice President of Japan Federation of Bar Associations and President of Daini Tokyo Bar Association
	Oct. 2001	Outside Director of the Company (Current)
	Feb. 2003	Outside Statutory Auditor of SOURCENEXT CORPORATION (Current)
	Jun. 2008	Supervisory Committee of The Norinchukin Bank (Current)
(Responsibilities) Member of the Nomination Committee Member of the Compensation Committee

•        Nominee for Outside Director (Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Companies Act)

•        Acknowledged as Independent Director (An outside director who is acknowledged not to have conflicts of interest with general investors in accordance with Article 436-2 of Securities Listing Regulations of the Exchange and similar regulations in the other Exchanges)

Mr. Hideaki Kubori has exhibited high professionalism in corporate legal affairs as a lawyer, particularly in relation to corporate governance. He also held important positions as Vice President of the Japan Federation of Bar Associations and President of the Daini Tokyo Bar Association. His achievements and insights have been widely acknowledged both within and outside the Company.

As mentioned above, the Exchanges introduced Independent Director system in their respective listing regulations in March this year, and Mr. Kubori was then acknowledged by the Exchanges not to have conflicts of interest with general investors and hence acknowledged as Independent Director.

The Company would like to request his continuation as Outside Director, expecting him to continue to play an exemplary role in determining important managerial matters and supervising the business execution of the Company through applying his broad experience and high degree of independence.

Mr. Kubori will have been in office as Outside Director of the Company as a company with committees for seven years at the conclusion of this Annual Meeting of Shareholders (he had been in office as Director for one year and eight months when the Company was a company with auditors before the Company transformed into a company with committees).

Name (Date of Birth)	Brief Personal History, Responsibilities and Significant Concurrent Positions		Shareholdings of the Company
10. Masahiro Sakane (Jan. 7, 1941)	Apr. 1963 Jun. 2001 Jun. 2003 Jun. 2007 Jun. 2008 Jun. 2008	Joined Komatsu Ltd. President of Komatsu Ltd. President & CEO of Komatsu Ltd. Chairman of Komatsu Ltd. (Current) Outside Director of Tokyo Electron Limited (Current) Outside Director of the Company (Current)	3,400
	(Responsibilities) Member of the Nomination Committee Member of the Compensation Committee

•        Nominee for Outside Director (Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Companies Act)

•        Acknowledged as Independent Director (An outside director who is acknowledged not to have conflicts of interest with general investors in accordance with Article 436-2 of Securities Listing Regulations of the Exchange and similar regulations in the other Exchanges)

Mr. Masahiro Sakane has broad managerial experience as the Chairman of Komatsu Ltd. and has held important roles as Vice Chairman of the Board of Councilors of Nippon Keidanren (Japan Business Federation). His achievements and insights have been widely acknowledged both within and outside the Company.

As mentioned above, the Exchanges introduced Independent Director system in their respective listing regulations in March this year, and Mr. Sakane was then acknowledged by the Exchanges not to have conflicts of interest with general investors and hence acknowledged as Independent Director.

The Company would like to request his continuation as Outside Director, expecting him to continue to play an exemplary role in determining important managerial matters and supervising the business execution of the Company by applying his broad experience and high degree of independence.

Mr. Sakane will have been in office as Outside Director for two years at the conclusion of this Annual Meeting of Shareholders.

Name (Date of Birth)	Brief Personal History, Responsibilities and Significant Concurrent Positions		Shareholdings of the Company
11.* Lord Colin Marshall (Nov. 16, 1933)	Feb. 1983 Jan. 1993 Feb. 1993 Nov. 1995 May 1996 Jan. 1998 Sept. 2003 Oct. 2004 May 2009	Chief Executive of British Airways plc Non-Executive Director of HSBC Holdings plc Chairman of British Airways plc Chairman of Inchcape plc President of CBI (Confederation of British Industry) Chairman of Invensys plc Chairman of Pirelli UK plc (Current) Chairman of Nomura International plc (Current) Chairman of Nomura Europe Holdings plc (Current)	—

•       New Nominee for Outside Director (Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Companies Act)

•       To be filed with the Exchanges as Independent Director (An outside director who is unlikely to have conflicts of interest with general investors in accordance with Article 436-2 of Securities Listing Regulations of the Exchange and similar regulations in the other Exchanges)

Lord Colin Marshall has broad managerial experience and held important positions including Chairman of British Airways plc. His achievements and insights have been widely acknowledged, and he was made a Knight Bachelor in 1987 and was later created a Life Peer.

Lord Marshall is not considered to be in any situations where the degree of independence required by the Exchanges is called in doubt, and hence he is unlikely to have conflicts of interest with general investors.

The Company would like to request acceptance of his appointment as Outside Director, expecting him to play an exemplary role in determining important managerial matters and supervising the business execution of the Company by applying his broad and global experience, as well as his high degree of independence.

Name (Date of Birth)	Brief Personal History, Responsibilities and Significant Concurrent Positions		Shareholdings of the Company
12.* Dame Clara Furse (Sept. 16, 1957)	Feb. 1983	Joined Philips & Dew (currently, UBS)	—
	Jun. 1991	Non-Executive Director of LIFFE (London International Financial Futures Exchange)
	Jun. 1997	Deputy Chairman of LIFFE
	May 1998	Group Chief Executive of Credit Lyonnais Rouse
	Jan. 2001	Chief Executive of London Stock Exchange Group
	Jun. 2009	Non-Executive Director of Legal & General Group plc (Current)
	Dec. 2009	Non-Executive Director of Nomura International plc (Current)
Non-Executive Director of Nomura Europe Holdings plc (Current)
	Apr. 2010	Non-Executive Director of Amadeus IT Holding SA (Current)

•        New Nominee for Outside Director (Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Companies Act)

•        To be filed with the Exchanges as Independent Director (An outside director who is unlikely to have conflicts of interest with general investors in accordance with Article 436-2 of Securities Listing Regulations of the Exchange and similar regulations in the other Exchanges)

Dame Clara Furse was Chief Executive of the London Stock Exchange Group from 2001 to 2009 and was made a Dame Commander of the British Empire in 2008. She has rich experience of financial markets, and her achievements and insights have been highly evaluated within and outside the Company.

Dame Clara is not considered to be in any situations where the degree of independence required by the Exchanges is called in doubt, and hence she is unlikely to have conflicts of interest with general investors.

The Company would like to request to appoint her as Outside Director, expecting her to determine important managerial matters and supervise the business execution of the Company with her extensive relevant global financial markets experience and high level of independence and objectivity.

Note 1:	Asterisks (*) indicate new nominees for Directors

Note 2:	There are no special conflicts of interest between the Company and the above-mentioned nominees.

Note 3:	The Company has respectively entered into liabilities limitation agreements with each nominee currently serving as an Outside Director, Mr. Haruo Tsuji, Mr. Hajime Sawabe, Mr. Tsuguoki Fujinuma, Mr. Hideaki Kubori and Mr. Masahiro Sakane, which limit their liabilities for damages to the Company pursuant to the provisions of Article 423, Paragraph 1 of the Companies Act. The liability under the agreement is limited to the higher of 20 million yen or the amount prescribed by laws and ordinances. If their reelections are approved, the Company shall continue said liability limitation agreements.

If the nominees Lord Colin Marshall and Dame Clara Furse are elected as Directors, the Company shall enter into a similar liability limitation agreement with each nominee.

Note 4:	The Company adopted a holding company structure by way of a company split and changed its corporate name, “The Nomura Securities Co., Ltd.” into “Nomura Holdings, Inc.” on October 2001. References to the Company prior to October 2001 in the brief personal histories above refer to responsibilities at “The Nomura Securities Co., Ltd.”

(End)

<For Reference>

See Pages 41-42 for the performances of the Outside Directors’ respective responsibilities including attendance at the committees under “Status of Activities of Outside Directors”.

<For Reference>

Directors constituting the Nomination Committee, Compensation Committee and Audit Committee (to be appointed)

Nomination Committee	Chairman	Junichi Ujiie
Hideaki Kubori
Masahiro Sakane

Compensation Committee	Chairman	Junichi Ujiie
Hideaki Kubori
Masahiro Sakane

Audit Committee	Chairman	Haruo Tsuji
Tsuguoki Fujinuma
Hajime Sawabe

[English Translation]

(Attachments to Notice of Convocation of the Annual Meeting of Shareholders)

Report for the 106th fiscal year

From April 1, 2009 to March 31, 2010

I.	Current State of Nomura Group

1.	Fundamental Management Policy and Structure of Business Operations

Fundamental Management Policy

Nomura Group is committed to a management vision of firmly establishing ourselves as a globally competitive financial services group. We will seek to realize this vision and increase shareholder value by strengthening our business franchise in Japan, developing world-class businesses in other regions, and consolidating our comprehensive global strength.

We will establish our new growth model by working with our clients, serving them with the best solutions, and becoming a lead in new business segments. Our management target is to maintain an average consolidated return on shareholders’ equity (ROE) of 10% to 15% over the medium to long term. However, we may change subject to the capital requirement change now under consideration by the Basel Committee on Banking Supervision or other financial regulators.

In addition, we put a high priority on compliance with applicable laws, regulations and proper corporate behavior, and we build compliance into our daily business operations.

Structure of Business Operations

Nomura Group is organized based on globally-linked divisions under a unified strategy, rather than individual legal entities. We will strive to maximize the collective strength of Nomura Group by achieving a higher level of specialization and business development in each division, and enhancing cross-divisional collaboration.

In April 2010, we established the Wholesale Division, encompassing the Global Markets Division, the Investment Banking Division, and the Merchant Banking Division, to promote seamless coordination between the wholesale businesses and serve our clients with high value-added services tailored to their needs in the financial market where speedy reaction is essential. We are organized into three divisions (Retail Division, Wholesale Division, and Asset Management Division).

2.	Progress and Results of the Group’s Business Activities

(1)	Summary

The global economy reeled from the intensification of financial market turmoil in the second half of fiscal 2008, but in the spring of 2009 inventory adjustments and economic stimulus measures implemented throughout the world reversed on the economic downturn. In fact, emerging countries and resource-rich countries experienced fast-paced economic recoveries. In Japan, fiscal policies brought an end to the economic downturn in the first half of the fiscal year, followed by the start of a recovery in the second half, led by an increase of exports, particularly to emerging countries. Although the employment situation has been slow to improve and household sector spending has yet to recover, the situation in the corporate sector has improved. After a significant decline in fiscal 2008, recurring profits of major listed companies were once again positive in fiscal 2009 due to cost-cutting measures in response to a steep drop in sales.

After dropping to 700 point in March 2009, the lowest point since December 1983, the Tokyo Stock Price Index (TOPIX) climbed to 975 points in August 2009. The market then softened temporarily, but once again recovered, reaching 979 points in March 2010, the highest for the year. At March 31, 2010, the TOPIX stood at 978.81 points, a 26.5% increase versus March 31, 2009, and the largest gain on a fiscal year basis in three years. On the other hand, trading value on the Tokyo Stock Exchange totaled approximately 379 trillion yen in the fiscal year ended March 31, 2010, the lowest level in five years.

In the bond market, the yield on newly issued 10-year Japanese government bonds rose to the 1.5% range in June 2009 in conjunction with the stock market rebound, but then fell to the 1.1% range at the end of 2009 as investors prepared for a prolonged period of low interest rates in industrialized countries. The yield subsequently rose to the 1.3% range in March 2010.

In the capital markets, the waning of risk aversion on a global basis brought about a more favorable environment for companies to raise capital through the equity and debt capital markets both in Japan and overseas. The amount of equity and equity-related financing was much larger than the previous fiscal year, particularly in Asia. In Japan, equity and equity-related financing increased to 7.7 trillion yen, approximately 5.5 times greater than the previous fiscal year, marking the highest level in a decade.

Amid this environment, we focused our efforts on client businesses in equity and fixed income. In Japan, we leveraged our strong base to earn stable profits, while overseas we generated profits from our new business platform. As a result, we were profitable on a pre-tax basis in all five business divisions.

As a result, we produced net revenue of 1,150.8 billion yen for the fiscal year ended March 31, 2010, an increase of 268.1% from the previous year. Non-interest expenses decreased 4.3% from the previous year to 1,045.6 billion yen, income before income taxes was 105.2 billion yen and net income attributable to Nomura Holdings, Inc. was 67.8 billion yen for the fiscal year ended March 31, 2010. Consequently, ROE for the full year was 3.7%.

Consolidated financial results

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2010 (A)	March 31, 2009 (B)
Net revenue	1,150.8	312.6	268.1
Non-interest expenses	1,045.6	1,092.9	(4.3)

Income (loss) before income taxes	105.2	(780.3)	—
Income tax expense	37.2	(70.9)	—

Net income (loss)	68.1	(709.4)	—

Less: Net income (loss) attributable to noncontrolling interests	0.3	(1.2)	—

Net income (loss) attributable to NHI	67.8	(708.2)	—

Return on shareholders’ equity*	3.7%	(40.2)%	—

* Return on shareholders’ equity is the ratio of net income (loss) attributable to NHI to total NHI shareholders’ equity. (2) Segment Information Total of business segments

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2010 (A)	March 31, 2009 (B)
Net revenue	1,141.4	335.8	239.9
Non-interest expenses	1,045.6	1,092.9	(4.3)

Income (loss) before income taxes	95.8	(757.1)	—

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2010 was 1,141.4 billion yen, an increase of 239.9% from the previous year. Non-interest expenses decreased 4.3% from the previous year to 1,045.6 billion yen. Income before income taxes was 95.8 billion yen for the fiscal year ended March 31, 2010.

Retail

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2010 (A)	March 31, 2009 (B)
Net revenue	388.3	291.9	33.0
Non-interest expenses	274.9	273.6	0.5

Income (loss) before income taxes	113.4	18.2	521.6

Net revenue increased 33.0% from the previous year to 388.3 billion yen, due primarily to increased brokerage commissions and commissions for distribution of investment trusts. Non-interest expenses increased 0.5% to 274.9 billion yen. As a result, income before income taxes increased 521.6% to 113.4 billion yen.

During the fiscal year, we focused on businesses that meet clients’ needs, with a particular emphasis on consulting services. We saw an increase in sales of investment trusts, particularly for multi-currency investment trusts, as well as an increase in equity offerings associated with capital raising by companies. As a result, our Retail business recorded average monthly net purchases of over 1 trillion yen. We also steadily expanded our Retail client base during the period. Retail client assets increased to 73.5 trillion yen at the end of March 2010, compared to 59.3 trillion yen at the end of March 2009. The number of client accounts grew by 416,000 during the fiscal year to 4.883 million, the largest yearly increase in a decade.

Global Markets

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2010 (A)	March 31, 2009 (B)
Net revenue	658.4	(157.3)	—
Non-interest expenses	486.4	417.4	16.5

Income (loss) before income taxes	172.0	(574.6)	—

Net revenue was 658.4 billion yen, due primarily to growth in client equity and fixed income trading and recovering net gains on trading. Non-interest expenses increased 16.5% from the previous year to 486.4 billion yen. As a result, income before income taxes was 172.0 billion yen.

Over the past year we have seen positive results from our expanded business platform following the acquisition of certain Lehman Brothers operations in October 2008. In addition to growth in client equity and fixed income trading in Japan, we also saw an increase in such businesses in both Europe and Asia. In the equity business, we expanded our client franchise by enhancing services related to European and Asian equities in addition to our existing Japanese equity-related business and by serving clients with our advanced technologies. As a result, we ranked number one in monthly trading volume on both the Tokyo Stock Exchange (overall) and the London Stock Exchange (customer trades), while also increasing our share of trading volume on stock exchanges across Asia. In the fixed income business, we maintained our dominant position in Japan, ranking number one in Japanese government bond primary issues in all four quarters of the fiscal year. In the US we became a Primary Dealer as we continued our platform build out aimed at delivering world-class products and services.

In Global Markets, we are working to build a regionally-balanced earnings structure with a focus on client trades.

Investment Banking

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2010 (A)	March 31, 2009 (B)
Net revenue	118.9	63.5	87.3
Non-interest expenses	117.2	120.9	(3.1)

Income (loss) before income taxes	1.7	(57.4)	—

Led by increased transaction volume in equity finance by major Japanese financial institutions and corporations, net revenue increased 87.3% from the previous year to 118.9 billion yen. Non-interest expenses decreased 3.1% from the previous year to 117.2 billion yen. As a result, income before income taxes was 1.7 billion yen.

In Japan, we maintained our dominant position in equity underwriting, bond underwriting and M&A advisory, ranking number one in the fiscal year league table in each area. We also won mandates on many large deals overseas, including cross-border M&A deals and the underwriting of debt issued by foreign governments. In addition to such traditional investment banking activity, our solutions business, which helps clients manage their balance sheet and portfolios, began contributing to earnings during the fiscal year. The aforementioned efforts allowed us to expand our global earnings base.

Merchant Banking

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2010 (A)	March 31, 2009 (B)
Net revenue	12.2	(69.9)	—
Non-interest expenses	10.7	15.4	(30.3)

Income (loss) before income taxes	1.4	(85.3)	—

Net revenue was 12.2 billion yen, due primarily to realized and unrealized gains on equity securities of certain investee companies. Non-interest expenses were 10.7 billion yen. As a result, income before income taxes was 1.4 billion yen.

We succeeded in posting a profit as we strengthened our efforts to increase the enterprise value of existing investments and sought optimal exits.

Asset Management

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2010 (A)	March 31, 2009 (B)
Net revenue	70.4	59.8	17.7
Non-interest expenses	51.8	52.4	(1.2)

Income (loss) before income taxes	18.6	7.4	152.0

Net revenue increased 17.7% from the previous year to 70.4 billion yen. Non-interest expenses decreased 1.2% to 51.8 billion yen. As a result, income before income taxes increased by 152.0% to 18.6 billion yen. Assets under management increased by 3.2 trillion yen from the end of March 2009 to 23.4 trillion yen at the end of March 2010.

We maintained our leading position in Japan’s publicly offered investment trust market, and responded to customers’ needs by launching high-yield bond investment trusts and new emerging country-related investment trusts. We also won a large number of investment advisory mandates from overseas institutional investors. Furthermore, as part of our effort to further grow our overseas asset management business and expand our sales network, our Islamic fund management firm in Malaysia commenced operations during the year, and we agreed to purchase a 35% stake in an asset management subsidiary of Life Insurance Corporation of India, the largest life insurance company in India.

Other

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2010 (A)	March 31, 2009 (B)
Net revenue	(106.8)	147.7	—
Non-interest expenses	104.5	213.2	(51.0)

Income (loss) before income taxes	(211.3)	(65.4)	—

Net revenue was negative 106.8 billion yen. Loss before income taxes was 211.3 billion yen.

3.	Financing Position

(1)	Financing

In the area of financing, external borrowing and debt issuance were primarily concentrated in the Company, Nomura Securities Co., Ltd., Nomura Europe Finance N.V., and Nomura Bank International plc.

The Company also optimized its financing structure by raising funds according to the liquidity and currencies of the assets it held.

In March 2010, the Company issued unsecured corporate bonds totaling 366.2 billion yen in Japan. In March 2010, the Company issued US dollar-denominated notes (5-year and 10-year notes), raising a total of 3 billion dollars.

In October 2009, the Company raised 435.5 billion yen by issuing a total of 800,000,000 new shares via public offering and third-party allotment.

(2)	Capital Expenditures

Capital expenditures focus primarily on investment in systems related to various businesses within the Group, with the objective of supporting the promotion of business lines in Japan and overseas. In our retail businesses, we are building a stronger and more functional system infrastructure to meet the anticipated increase in clients’ accounts and transaction volumes due to the expansion of Nomura Securities Co., Ltd.’s domestic branch office network and large client IPOs and so forth. We are also improving the capabilities and enhancing the foundation of our internet trading system. Moreover, we are continuing to make capital expenditures to upgrade our host system, which manages our clients’ accounts. In our wholesale businesses, we are enhancing the trading systems and strengthening the infrastructure system in order to respond to global orders from institutional investors.

4.	Results of Operations and Assets

		(in billions of yen except per share data in yen)
Item	Period	103rd Fiscal Year (April 1, 2006 to March 31, 2007)	104th Fiscal Year (April 1, 2007 to March 31, 2008)	105th Fiscal Year (April 1, 2008 to March 31, 2009)	106th Fiscal Year (April 1, 2009 to March 31, 2010)
Total revenue		20,491	15,937	6,645	13,568

Net revenue		10,911	7,873	3,126	11,508

Income (loss) from continuing operations before income taxes		3,185	(649)	(7,803)	1,052

Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”)		1,758	(678)	(7,082)	678

Basic-Net income (loss) attributable to NHI shareholders per share		92.25	(35.55)	(366.16)	21.68

Diluted-Net income (loss) attributable to NHI shareholders per share		92.00	(35.57)	(366.16)	21.59

Total assets		355,775	252,361	248,378	322,304

Total NHI shareholders’ equity		21,859	19,881	15,394	21,269

(Notes)

1:	Stated in accordance with accounting principles generally accepted in the U.S.

2:	In accordance with the updated guidance for accounting and reporting of noncontrolling interests in financial statements, included in Financial Accounting Standards Board Accounting Standards Codification™ 810, “Consolidation”, Income (loss) from continuing operations before income taxes for the year ended March 31, 2007, 2008, and 2009 have been reclassified.

3:	Net income (loss) attributable to Nomura Holdings, Inc. was previously reported as Net income (loss).

5.	Management Challenges and Strategies

The global economic downturn, triggered by turmoil in the financial markets, came to an end in spring 2009 through inventory rebuilding and execution of economic stimulus plans in many countries. Emerging markets are helping the global economy move gradually toward normality. In this environment, we plan to address the needs of our clients globally by taking advantage of our strengthened business platform and to strategically allocate management resources in order to grow our client base and improve our market share. In addition, we will continue to proceed with our plans to reduce costs by reengineering businesses to fit the market environment and increase operational efficiency. We will also implement the following initiatives:

[Retail Division]

We will continue to enhance our products and service offerings, which are provided through direct contacts, online or via call centers to accommodate increasingly sophisticated and diverse client needs. We aim to continue being a trusted partner to our clients by providing world-class products and services that meet their individual needs.

[Wholesale Division]

Global Markets will enhance our product development expertise to continue acting as the product supply hub for Nomura. We will focus on delivering high value-added products and solutions to our clients by leveraging our global trading infrastructure and making full use of our strengthened business franchise. In Fixed Income, we will strengthen not only our global marketing structure but also our trading and product development capabilities. In Equities, we aim to establish ourselves as a world-class liquidity provider.

In Investment Banking, we are expanding our M&A advisory and corporate financing advisory businesses by providing high value-added solutions to meet the individual needs of each client. With a strengthened business franchise in Asia and Europe, we aim to enhance our presence as a global investment bank headquartered in Asia that provides world-class services, while continuing to build our business in Japan.

In Merchant Banking, we remain focused on increasing the enterprise value of the companies in which we invest, and achieving optimal or immediate returns on investment by continually weighing exit strategy options. With the continued instability in the global investment environment, we are taking a more cautious approach to new investments.

We will also continue to expand our wholesale business operations in the US market, which is the largest market in the world, while giving due attention to risk management.

[Asset Management Division]

We aim to increase our world-class competitive advantage in Japan and the rest of Asia by aggressively expanding our investment management and product delivery capabilities globally. We intend to increase assets under management from both individual and institutional investors and expand our client base by providing clients in Japan with a diverse range of global investment opportunities and by meeting international investors’ demand for investment opportunities in Japan and Asia.

In implementing the initiatives outlined above, we will enhance collaboration between the divisions. We aim to consolidate our comprehensive global strength to realize our management objectives and maximize shareholder value by enhancing profitability across our businesses, while helping to strengthen the global financial and capital markets.

[Other]

We are working to further enhance our management systems, which support continued growth.

In the wake of the financial crisis, the market and regulatory environments surrounding global financial institutions have changed significantly. To deal appropriately with these changes, we bolstered our financial base in order to achieve sustainable growth through such measures as raising capital through a public offering in October 2009. Going forward, we will continue to maintain our strong financial base and leverage it to grow our client-focused business platform.

We understand that it is necessary to further strengthen our global risk management systems. By adopting a proactive, rather than a reactive, risk management approach, top management has directly engaged in risk management-related decision-making. We will continue to strengthen this type of system.

As our business becomes increasingly international, we recognize the growing importance of compliance. In addition to complying with laws and regulations, we view compliance in a wider context, and will further enhance Nomura group’s overall compliance system.

The Company views talented personnel as key assets. In line with our basic client-oriented business approach, we are working to establish a uniform, global personnel system firmly rooted in the belief that employees should be rewarded for their overall performance. We will continue to build a professional organization capable of delivering a comprehensive range of services that satisfy our customers.

6.	Major Business Activities

Nomura Group primarily operates in investment and financial services focusing on the securities business. We provide wide-ranging services to customers for both financing and investment through operations in Japan and other major financial capital markets around the world. Such services include securities trading and brokerage, underwriting, distribution, arrangement of offering and distribution, arrangement of private placement, principal finance, asset management, and other securities and financial business.

7.	Organizational Structure

(1)	The Company and Domestic Significant Subsidiaries

The Company: Head office (Tokyo)

Nomura Securities Co., Ltd.: Head office and 171 branches (Tokyo (42 branches), Kanto area excluding Tokyo (42 branches), Hokkaido area (4 branches), Tohoku area (8 branches), Hokuriku area (4 branches), Chubu area (16 branches), Kinki area (32 branches), Chugoku area (8 branches), Shikoku area (4 branches) and Kyushu and Okinawa area (11 branches)).

Nomura Asset Management Co., Ltd. (Tokyo, Osaka, etc.)

The Nomura Trust & Banking Co., Ltd. (Tokyo, Osaka)

Nomura Capital Investment Co., Ltd. (Tokyo)

Nomura Investor Relations Co., Ltd. (Tokyo)

Nomura Principal Finance Co., Ltd. (Tokyo)

Nomura Funds Research and Technologies Co., Ltd. (Tokyo)

Nomura Pension Support & Service Co., Ltd. (Tokyo)

Nomura Babcock & Brown Co., Ltd. (Tokyo, Osaka, etc.)

Nomura Research & Advisory Co., Ltd. (Tokyo)

Nomura Business Services Co., Ltd. (Tokyo, Osaka, etc.)

Nomura Facilities, Inc. (Tokyo)

Nomura Institute of Capital Markets Research (Tokyo)

Nomura Healthcare Co., Ltd. (Tokyo)

Private Equity Funds Research and Investments Co., Ltd. (Tokyo)

(2)	Overseas Significant Subsidiaries

Nomura Securities International, Inc. (New York, U.S.)

Nomura International plc (London, U.K.)

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Instinet Incorporated (New York, U.S.)

(3)	Status of Employees

	Employees	Increase / Decrease
Total	26,374	748 Increase

(Notes)

1:	Number of employees excluding temporary employees consists of the total number of employees of the Company and its consolidated subsidiaries.

2:	Number of employees excludes employees seconded outside the Company and its consolidated subsidiaries.

(4)	Status of Significant Subsidiaries

Name	Location	Capital (in millions)		Percentage of Voting Rights	Type of Business
Nomura Securities Co., Ltd.	Tokyo, Japan		¥10,000	100%	Securities

Nomura Asset Management Co., Ltd.	Tokyo, Japan		¥17,180	100%	Investment Trust Management / Investment Advisory

The Nomura Trust & Banking Co., Ltd.	Tokyo, Japan		¥30,000	100%	Banking / Trust

Nomura Capital Investment Co., Ltd.	Tokyo, Japan		¥7,500	100%	Financial

Nomura Investor Relations Co., Ltd.	Tokyo, Japan		¥400	100%	Consulting

Nomura Principal Finance Co., Ltd.	Tokyo, Japan		¥8,935	100%	Investment Company

Nomura Funds Research and Technologies Co., Ltd.	Tokyo, Japan		¥400	100%	Investment Management / Investment Advisory and Agency Business

Nomura Pension Support & Service Co., Ltd.	Tokyo, Japan		¥950	100%	Defined Contribution Pension Administration

Nomura Babcock & Brown Co., Ltd.	Tokyo, Japan		¥1,000	100%	Leasing / Formulating Products Selling

Nomura Research & Advisory Co., Ltd.	Tokyo, Japan		¥400	100%	Private Companies Research & Venture Capital Partnerships Administration

Nomura Business Services Co., Ltd.	Tokyo, Japan		¥300	100%	Office Work Service

Nomura Facilities, Inc.	Tokyo, Japan		¥480	100%	Business Space / Facility Management

Nomura Institute of Capital Markets Research	Tokyo, Japan		¥110	100%	Research Investigation

Nomura Healthcare Co., Ltd.	Tokyo, Japan		¥150	100%	Consulting

Private Equity Funds Research and Investments Co., Ltd.	Tokyo, Japan		¥1,000	65%	Investment Advisory

Nomura Holding America Inc.	New York, U.S.	US$	4,438.59	100%	Holding Company

Nomura Securities International, Inc.	New York, U.S.	US$	2,050	100%*	Securities

Nomura Corporate Research and Asset Management Inc.	New York, U.S.	US$	42	100%*	Investment Trust Administration

Nomura Derivative Products, Inc.	New York, U.S.	US$	400	100%*	Financial

Nomura America Mortgage Finance, LLC	New York, U.S.	US$	1,580.89	100%*	Holding Company

NHI Acquisition Holding Inc.	New York, U.S.	US$	200	100%	Holding Company

Instinet Incorporated	New York, U.S.	US$	1,305.10	100%*	Holding Company

Name	Location	Capital (in millions)		Percentage of Voting Rights		Type of Business

Nomura Europe Holdings plc	London, U.K.		¥366,413	100%		Holding Company

Nomura International plc	London, U.K.		£2,718.82	100	%*	Securities

Nomura Bank International plc	London, U.K.		£370	100	%*	Financial

Nomura Bank (Switzerland) Ltd.	Zurich, Switzerland	Sƒ	120	100	%*	Securities / Financial

Nomura Bank (Deutschland) GmbH	Frankfurt, Germany	Euro	10	100	%*	Securities / Financial

Banque Nomura France	Paris, France	Euro	22.88	100	%*	Securities / Financial

Nomura Investment Banking (Middle East) B.S.C. (Closed)	Manama, Bahrain	US$	25	100	%*	Securities / Financial

Nomura Global Funding plc	London, U.K.		¥22,119	100%		Financial

Nomura Europe Finance N.V.	Amsterdam, The Netherlands	Euro	51.3	100	%*	Financial

Nomura Principal Investment plc	London, U.K.		£1,195.45	100%		Investment Company

Nomura Capital Markets plc	London, U.K.		£1,795	100%		Financial

Nomura Asia Holding N.V.	Amsterdam, The Netherlands		¥122,122	100%		Holding Company

Nomura International (Hong Kong) Limited	Hong Kong		¥133,910	100	%*	Securities

Nomura Singapore Limited	Singapore, Singapore	S$	239	100	%*	Securities / Financial

Nomura Services India Private Ltd	Mumbai, India	INR	895.29	100	%*	IT Service

(Notes)

1:	“Capital” is stated in the currency on which each subsidiary’s books of record are maintained. “Capital” amount of subsidiaries whose paid-in capital is zero or nominal amount (subsidiaries primarily located in the U.S.) is disclosed in amount including additional paid-in capital. Percentages with “*” in the “Percentage of Voting Right” column include voting rights from indirect holding shares.

2:	JOINVEST Securities Co., Ltd. merged with Nomura Securities Co., Ltd. effective as of November 23, 2009.

3:	The total number of subsidiaries as of March 31, 2010 was 314. The total number of entities accounted for under the equity method of accounting such as Nomura Research Institute, Ltd. and Nomura Land and Building Co., Ltd. was 17 as of March 31, 2010.

8.	Major Lenders

Lender	Type of Loan	Loan Amount
		(millions of yen)
Sumitomo Mitsui Banking Corporation	Long-term loan	175,000
Mizuho Corporate Bank, Ltd.	Long-term loan	175,000
The Bank of Tokyo- Mitsubishi UFJ, Ltd.	Long-term loan Short-term loan (Long-term loan due within one year)	150,400 24,600 (24,600)
Resona Bank, Limited	Long-term loan	100,000
Mitsubishi UFJ Trust and Banking Corporation	Long-term loan	100,000
The Sumitomo Trust and Banking Co., Ltd	Long-term loan	30,000
The Chiba Bank, Ltd.	Long-term loan Short-term loan (Long-term loan due within one year)	25,000 15,000 (15,000)
The Shizuoka Bank, Ltd.	Long-term loan	35,000
The Norinchukin Bank	Long-term loan	50,000
Shinkin Central Bank	Long-term loan	40,000
The Dai-ichi Mutual Life Insurance Company(1)	Long-term loan	40,000
Nippon Life Insurance Company	Long-term loan	30,000

(Note)

1:	As of its demutualization on April 1, 2010, The Dai-ichi Mutual Life Insurance Company changed its corporate name to “The Dai-ichi Life Insurance Company Limited”.

9.	Dividend Policy

Nomura seeks to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, Nomura maintains sufficient capital to support its business. Nomura reviews its capital sufficiency as appropriate, taking into consideration economic risks inherent in its businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

Nomura believes that raising shareholder value over the long term and paying dividends are essential to rewarding shareholders.

Nomura will strive to pay stable dividends using a consolidated payout ratio of 30 percent as a key indicator.

However, dividend payments for period will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the company’s consolidated financial performance.

The payment frequency is semi-annual in principle (record dates: September 30 and March 31). Pursuant to Article 459 (1) of Companies Act of Japan, in the Company’s Articles of Incorporation, Nomura established the capability to declare dividends from retained earnings by decision of the Board of Directors based on the record dates of June 30, September 30, December 31, and March 31 of each year.

As for retained earnings, Nomura intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize shareholder value, while giving due regard to potential regulatory changes as mentioned above.

Nomura will also consider the option of implementing a share repurchase program in order to respond flexibly to changes in the management environment and increase shareholder value. Any decision on establishing such a program will be disclosed in a timely manner and the program will be implemented in accordance with company policy.

(Dividends for fiscal year ended March 31, 2010)

In line with our dividend policy for the fiscal year ended March 31, 2010, we paid a dividend of 4 yen per share to shareholders of record as of September 30, 2009. Based on the same dividend policy, we paid a dividend of 4 yen per share to shareholders of record as of March 31, 2010. As a result, the annual dividend totaled 8 yen per share.

The details of dividends from retained earnings in the fiscal year ended March 31, 2010 are as follows.

Decision	Record date	Total dividend value (millions of yen)	Dividend per share (yen)
Board of Directors October 28, 2009	September 30, 2009	11,130	4.00
Board of Directors April 28, 2010	March 31, 2010	14,680	4.00

II.	Stocks

1.	Total Number of Authorized Shares:	6,000,000,000

The total number of classes of shares authorized to be issued in each class is as follows.

Type	Total Number of Shares Authorized to be Issued in Each Class
Common Stock	6,000,000,000
Class 1 Preferred Stock	200,000,000
Class 2 Preferred Stock	200,000,000
Class 3 Preferred Stock	200,000,000
Class 4 Preferred Stock	200,000,000

2.	Total Number of Issued Shares: Common Stock	3,719,133,241	shares

3.	Number of Shareholders:	428,652

4.	Major Shareholders (Top 10):

Names of Shareholders	Number of Shares Owned and Percentage of Shares Owned
	(in thousand shares)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	204,709	5.5
The Master Trust Bank of Japan, Ltd. (Trust Account)	169,143	4.5
JP Morgan Chase Bank 380055	84,722	2.3
The Chase Manhattan Bank, N.A. London SL Omnibus Account	79,900	2.1
State Street Bank and Trust Company	67,218	1.8
The Bank of New York Mellon as Depository Bank for DR Holders	66,856	1.8
OD05 Omnibus China Treaty 808150	48,051	1.3
Japan Trustee Services Bank, Ltd. (Trust Account 9)	39,699	1.1
State Street Bank and Trust Company 505225	39,387	1.1
The Bank of New York Treaty JASDEC Account	34,411	0.9

(Note)

The Company has 49,025 thousand shares of treasury stock as of March 31, 2010 which is not included in the major shareholders list above.

III.	Stocks Acquisition Rights

1.	Stock Acquisition Rights as of March 31, 2010

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No.2	July 22, 2003	1,230	1,230,000	From July 1, 2005 to June 30, 2010	1,337
Stock Acquisition Rights No.3	June 4, 2004	153	153,000	From June 5, 2006 to June 4, 2011	1
Stock Acquisition Rights No.4	August 16, 2004	1,247	1,247,000	From July 1, 2006 to June 30, 2011	1,330
Stock Acquisition Rights No.5	April 25, 2005	16	16,000	From April 26, 2007 to April 25, 2012	1
Stock Acquisition Rights No.6	June 3, 2005	266	266,000	From June 4, 2007 to June 3, 2012	1
Stock Acquisition Rights No.8	July 25, 2005	15,163	1,516,300	From July 1, 2007 to June 30, 2012	1,167
Stock Acquisition Rights No.9	April 24, 2006	1,704	170,400	From April 25, 2008 to April 24, 2013	1
Stock Acquisition Rights No.10	June 12, 2006	4,819	481,900	From June 13, 2008 to June 12, 2013	1
Stock Acquisition Rights No.11	July 14, 2006	17,980	1,798,000	From July 7, 2008 to July 6, 2013	1,820
Stock Acquisition Rights No.12	October 10, 2006	124	12,400	From October 11, 2008 to October 10, 2013	1
Stock Acquisition Rights No.13	April 25, 2007	8,739	873,900	From April 26, 2009 to April 25, 2014	1
Stock Acquisition Rights No.14	June 21, 2007	8,738	873,800	From June 22, 2009 to June 21, 2014	1
Stock Acquisition Rights No.15	August 1, 2007	1,130	113,000	From August 2, 2009 to August 1, 2014	1,969
Stock Acquisition Rights No.16	August 1, 2007	18,790	1,879,000	From August 2, 2009 to August 1, 2014	1,969

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No.17	August 1, 2007	5,547	554,700	From August 2, 2009 to August 1, 2014	1
Stock Acquisition Rights No.18	October 19, 2007	251	25,100	From October 20, 2009 to October 19, 2014	1
Stock Acquisition Rights No.19	April 23, 2008	60,778	6,077,800	From April 24, 2010 to April 23, 2015	1
Stock Acquisition Rights No.20	June 23, 2008	1,523	152,300	From June 24, 2010 to June 23, 2015	1
Stock Acquisition Rights No.21	June 23, 2008	7,682	768,200	From June 24, 2010 to June 23, 2015	1
Stock Acquisition Rights No.22	August 5, 2008	1,100	110,000	From August 6, 2010 to August 5, 2015	1,353
Stock Acquisition Rights No.23	August 5, 2008	19,630	1,963,000	From August 6, 2010 to August 5, 2015	1,353
Stock Acquisition Rights No.24	August 5, 2008	60	6,000	From August 6, 2010 to August 5, 2015	1
Stock Acquisition Rights No.25	August 5, 2008	30	3,000	From August 6, 2010 to August 5, 2015	1
Stock Acquisition Rights No.26	November 10, 2008	156	15,600	From November 11, 2010 to November 10, 2015	1
Stock Acquisition Rights No.27	November 10, 2008	6,759	675,900	From November 11, 2010 to November 10, 2015	1
Stock Acquisition Rights No.28	April 30, 2009	82,707	8,270,700	From May 1, 2011 to April 30, 2016	1
Stock Acquisition Rights No.29	June 16, 2009	4,811	481,100	From June 17, 2011 to June 16, 2016	1
Stock Acquisition Rights No.30	June 16, 2009	11,489	1,148,900	From June 17, 2011 to June 16, 2016	1
Stock Acquisition Rights No.31	August 5, 2009	1,760	176,000	From August 6, 2011 to August 5, 2016	767

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No.32	August 5, 2009	24,045	2,404,500	From August 6, 2011 to August 5, 2016	767
Stock Acquisition Rights No.33	November 25, 2009	5,884	588,400	From November 26, 2011 to November 25, 2016	1

(Notes)

1:	Stock acquisition rights are issued in conjunction with the Company’s equity-based compensation plan and no payment is required for stock acquisition rights.

2:	Any transfer of stock acquisition rights is subject to approval by the Board of Directors of the Company.

3:	No stock acquisition rights shall be exercised partially. Grantees who lose their positions as executives or employees due to retirement or other similar reasons before the commencement of the exercise period will, in principle, forfeit their stock acquisition rights.

4:	Number of shares per a stock acquisition right is 1,000 shares of common stock of the Company for Stock Acquisition Rights No.2 to No.6, and 100 shares of common stock of the Company for Stock Acquisition Rights No.8 to No.33.

5:	Number of stock acquisition rights and number of shares under stock acquisition rights are as of March 31, 2010.

6:	Stock Acquisition Rights No.2 to No.14, No.16 to No.19, No.21, No.23, No.25, No.27, No.28, No.30, No.32 and No.33 were issued in accordance with the approval of “issuance under especially favorable conditions” at the Annual Meeting of Shareholders.

7:	Stock Acquisition Rights No.1 and No.7 were all extinguished by exercise, forfeiture as referred to in Note 3 above, or expiration of exercise period.

2.	Stock Acquisition Rights Held by the Directors and Executive Officers of the Company as of the end of the fiscal year

Name of Stock Acquisition Rights	Directors and Executive Officers (excluding Outside Directors)		Outside Directors
	Number of Stock Acquisition Rights	Number of Holders	Number of Stock Acquisition Rights	Number of Holders
Stock Acquisition Rights No.2	167	13	30	3
Stock Acquisition Rights No.3	55	5	3	1
Stock Acquisition Rights No.4	129	13	15	3
Stock Acquisition Rights No.6	74	6	3	1
Stock Acquisition Rights No.8	1,160	14	120	3
Stock Acquisition Rights No.10	1,231	9	40	1
Stock Acquisition Rights No.11	870	14	60	3
Stock Acquisition Rights No.14	1,436	12	60	2
Stock Acquisition Rights No.15	250	5	60	3
Stock Acquisition Rights No.16	650	9	—	—
Stock Acquisition Rights No.20	732	8	90	3
Stock Acquisition Rights No.21	594	6	—	—
Stock Acquisition Rights No.22	480	8	100	5
Stock Acquisition Rights No.23	500	6	20	1
Stock Acquisition Rights No.24	—	—	60	2
Stock Acquisition Rights No.25	—	—	30	1
Stock Acquisition Rights No.29	3,041	14	150	5
Stock Acquisition Rights No.30	—	—	30	1
Stock Acquisition Rights No.31	1,030	14	120	6

(Note)

Number of stock acquisition rights is as of March 31, 2010.

3.	Stock Acquisition Rights Issued to the Employees and Others during the fiscal year ended March 31, 2010

Name of Stock Acquisition Rights	Employees (excluding employees who are concurrently serving as Directors/Executive Officers of the Company)		Executives and Employees in subsidiary companies (excluding employees and Directors/Executive Officers and Employees of the Company.)
	Number of Stock Acquisition Rights	Number of Holders	Number of Stock Acquisition Rights	Number of Holders
Stock Acquisition Rights No.28	—	—	102,930	116
Stock Acquisition Rights No.29	1,620	11	—	—
Stock Acquisition Rights No.30	—	—	11,489	144
Stock Acquisition Rights No.31	610	13	—	—
Stock Acquisition Rights No.32	—	—	24,090	1,007
Stock Acquisition Rights No.33	—	—	6,013	9

(Note)

Number of stock acquisition rights is as of the date of each allotment date.

4.	Other Significant Matters concerning Stock Acquisition Rights

(1)	120% Call Option Attached Unsecured Subordinated Convertible Bonds No.1

On December 16, 2008, the Company raised 110 billion yen by issuing 120% Call Option Attached Unsecured Subordinated Convertible Bonds No.1. The entire amount was converted into stock during the fiscal year ended March 31, 2010.

(2)	Issuance of Stock Acquisition Rights

On April 30, 2010, the Company passed a resolution to issue Stock Acquisition Rights No. 34, Stock Acquisition Rights No. 35 and Stock Acquisition Rights No. 36 as equity-based compensation to executives and employees of the Company as well as executives and employees of subsidiaries of the Company. The allotment date was set for May 18, 2010. A total of 135,922 stock acquisition rights were granted, and the number of shares of common stock under the stock acquisition rights is expected to be 13,592,200 shares. The exercise price of the stock acquisition rights was set at one (1) yen per share.

IV.	Management

1.	Directors

Position	Name	Responsibilities	Significant Concurrent Positions

Chairman of the Board of Directors	Junichi Ujiie	Chairman of the Nomination Committee Chairman of the Compensation Committee

Director	Kenichi Watanabe	President & Chief Executive Officer	Director and President & Chief Executive Officer of Nomura Securities Co., Ltd.

Director	Takumi Shibata	Deputy President & Chief Operating Officer	Director and Deputy President & COO of Nomura Securities Co., Ltd.

Director (Outside)	Masaharu Shibata	Member of the Nomination Committee Member of the Compensation Committee	Chairman of NGK Insulators, Ltd. Chairman of NGK Technica, Ltd. Outside Statutory Auditor of Chubu-Nippon Broadcasting Co., Ltd. Outside Director of Nomura Securities Co., Ltd.

Director (Outside)	Hideaki Kubori	Member of the Nomination Committee Member of the Compensation Committee	Chairman of Hibiya Park Law Offices Outside Statutory Auditor of SOURCENEXT CORPORATION Supervisory Committee of The Norinchukin Bank Outside Director of Nomura Securities Co., Ltd.

Director (Outside)	Masahiro Sakane	Member of the Nomination Committee Member of the Compensation Committee	Chairman of Komatsu Ltd. Outside Director of Tokyo Electron Limited Outside Director of Nomura Securities Co., Ltd.

Director (Outside)	Haruo Tsuji	Chairman of the Audit Committee	Corporate Advisor of Sharp Corporation Outside Director of Kobayashi Pharmaceutical Co., Ltd. Outside Director of Nomura Securities Co., Ltd.

Director (Outside)	Tsuguoki Fujinuma	Member of the Audit Committee

Outside Director of Tokyo Stock Exchange Group, Inc.

Governor of Tokyo Stock Exchange Regulation

Outside Statutory Auditor of Sumitomo Corporation

Outside Statutory Auditor of Takeda Pharmaceutical Company Limited

Outside Director of Sumitomo Life Insurance Company

Outside Director of Nomura Securities Co., Ltd.

Director (Outside)	Hajime Sawabe	Member of the Audit Committee	Chairman of TDK Corporation Director of Asahi Glass Company, Limited Outside Director of TEIJIN LIMITED Outside Director of Nomura Securities Co., Ltd.

Director	Masanori Itatani	Audit Mission Director	Director of Nomura Securities Co., Ltd.

Director	Yoshifumi Kawabata	Audit Mission Director	Outside Director of Nomura Asset Management Co., Ltd.

Director	Fumihide Nomura		President of Nomura Shokusan Co.,Ltd

(Notes)

1:	Directors Masaharu Shibata, Hideaki Kubori, Masahiro Sakane, Haruo Tsuji, Tsuguoki Fujinuma and Hajime Sawabe satisfy the requirements for outside directors respectively stipulated in Article 2, Item 15 of the Companies Act and the requirements for independent directors as specified in Article 436-2 of Securities Listing Regulations of Tokyo Stock Exchange, Inc.

2:	Director Tsuguoki Fujinuma, a member of the Audit Committee, is a certified public accountant who is an expert of financial and accounting related matters.

3:	Nomura Securities Co., Ltd. is a wholly-owned subsidiary of the Company. There are no special relationship between other companies in which outside directors hold posts and the Company.

4:	Hajime Sawabe was newly elected and appointed as Directors at the annual meeting of shareholders of the 105th fiscal year held on June 25, 2009.

2.	Matters Relating to Outside Directors

(Status of Activities of Outside Directors)

Name	Status of Principal Activities

Masaharu Shibata

Attended seven of the ten Board of Directors meetings, two of the three Nomination Committee meetings and three of the five Compensation Committee meetings held during the fiscal year.

At the Board of Directors meetings, Masaharu Shibata was involved in deliberations about agenda items and other matters, and made statements based on his rich knowledge and experience as a corporate manager for many years.

On the Nomination Committee, he participated in discussions determining the particulars of proposals regarding the process on election of Directors. On the Compensation Committee, he made statements accordingly when determining the policies on compensation for Directors and Executive Officers, as well as for compensation for individuals.

Hideaki Kubori

Attended all of the ten Board of Directors meetings, all of the three Nomination Committee meetings and all of the five Compensation Committee meetings held during the fiscal year.

At the Board of Directors meetings, Hideaki Kubori was involved in deliberations about agenda items and other matters, and made statements based on his expertise as a lawyer with thorough knowledge of corporate law.

On the Nomination Committee, he participated in discussions determining the particulars of proposals regarding the process on election of Directors. On the Compensation Committee, he made statements accordingly when determining the policies on compensation for Directors and Executive Officers, as well as for compensation for individuals.

Masahiro Sakane

Attended all of the ten Board of Directors meetings held during the fiscal year, and attended both of the two Nomination Committee meetings and all of the four Compensation Committee meetings held after taking office as a member of the Nomination Committee.

At the Board of Directors meetings, Masahiro Sakane was involved in deliberations about agenda items and other matters, and made statements based on his rich knowledge and experience as a corporate manager for many years.

On the Nomination Committee, he participated in discussions determining the particulars of proposals regarding the process on election of Directors. On the Compensation Committee, he made statements accordingly when determining the policies on compensation for Directors and Executive Offices, as well as for compensation for individuals.

Haruo Tsuji

Attended all of the ten Board of Directors meetings and all of the 22 Audit Committee meetings held during the fiscal year. At the meetings, Haruo Tsuji was involved in deliberations about agenda items and other matters, and made statements based on his rich knowledge and experience as a corporate manager for many years.

As Chairman of the Audit Committee, he worked closely with the Audit Mission Director, the Office of Audit Committee and internal control departments to investigate the process and content of decision-making in important meetings, the status of execution of duties by Directors, Executive Officers and key employees, and the business and assets of the Company, including domestic and international subsidiaries. Based on this work, he reported to the Board of Directors on the status of activities by the Audit Committee and its audit-related findings.

Name	Status of Principal Activities

Tsuguoki Fujinuma

Attended nine of the ten Board of Directors meetings and 21 of the 22 Audit Committee meetings held during the fiscal year. At these meetings, Tsuguoki Fujinuma was involved in deliberations about agenda items and other matters, and made statements based on his expertise as a certified public accountant with thorough knowledge about international accounting systems.

As a member of the Audit Committee, he worked closely with the Audit Mission Director, the Office of the Audit Committee and internal control departments to investigate the process and content of decision-making in important meetings, the status of execution of duties by Directors, Executive Officers and key employees, and the business and assets of the Company, including domestic and international subsidiaries.

Hajime Sawabe

After taking office as a Director and member of the Audit Committee, he attended seven of the eight Board of Directors meetings and 15 of the 17 Audit Committee meetings held during the fiscal year. At the meetings, Hajime Sawabe was involved in deliberations about agenda items and other matters, and made statements based on his rich knowledge and experience as a corporate manager for many years.

As a member of the Audit Committee, he worked closely with the Audit Mission Director, the Office of the Audit Committee and internal control departments to investigate the process and content of decision-making in important meetings, the status of execution of duties by Directors, Executive Officers and key employees, and the business and assets of the Company, including domestic and international subsidiaries.

(Overview of the content of Liability Limitation Agreement)

The Company has entered into agreements with all six Outside Directors that limit their liabilities to the Company under Article 423, Paragraph 1 of the Companies Act. The liability under the agreement is limited up to the higher of 20 million yen or the amount prescribed by laws and ordinances.

3.	Executive Officers

Position	Name	Responsibilities	Significant Concurrent Positions

President (Representative Executive Officer)	Kenichi Watanabe	Chief Executive Officer (CEO)	See “1. Directors”

Deputy President (Representative Executive Officer)	Takumi Shibata	Chief Operating Officer (COO)	See “1. Directors”

Executive Managing Director	Hitoshi Tada	Retail CEO	Deputy President of Nomura Securities Co., Ltd.

Executive Managing Director	Hiromi Yamaji	Investment Banking CEO	Representative Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.

Executive Managing Director	Akira Maruyama	Global Markets CEO	Representative Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.

Executive Managing Director	Shoichi Nagamatsu	Merchant Banking CEO	Director and President of Nomura Principal Finance Co., Ltd.

Executive Managing Director	Atsushi Yoshikawa	Asset Management CEO	Director and President of Nomura Asset Management Co., Ltd.

Executive Managing Director	Hiroshi Tanaka	Group Compliance Head Chief Information Officer (CIO) Head of Global Operations	Representative Executive Officer and Senior Corporate Managing Director of Nomura Securities Co., Ltd.

Executive Managing Director	Masafumi Nakada	Chief Financial Officer (CFO)	Executive Managing Director of Nomura Securities Co., Ltd.

Executive Managing Director	Noriaki Nagai	Head of Corporate Office	Executive Managing Director of Nomura Securities Co., Ltd.

(Notes)

1:	Kenichi Watanabe and Takumi Shibata are serving concurrently as Directors.

2:	Akira Maruyama resigned from the post of Executive Managing Director effective as of March 31, 2010.

3:	Hiromasa Yamazaki was appointed as Executive Managing Director effective as of April 1, 2010.

4.	Compensation paid to Directors and Executive Officers

	Number of People (1)	Total Amount Paid (in millions of yen)	Others
Directors (Outside)	10 (6)	516 (160)
Executive Officers	10	1,451
Total	20	1,967	(2)

(Notes)

1:	The numbers of people above include one Executive Officer who resigned on March 31, 2010. There were 12 Directors and 10 Executive Officers as of March 31, 2010. Two Directors are serving concurrently as Executive Officers. Their compensation is included in that of Executive Officers.

2:	1,967 million yen includes compensation of stock options (equity-based compensation) which was 303 million yen (paid to 20 people) and cash bonus which was 827 million yen (paid to 13 people).

5.	Matters relating to Individual Directors and Executive Officers’ Compensation Determined by Compensation Committee

(1) Method of Determining Compensation Policies

As the Company is organized under the Committee System, the Compensation Committee has set the “Compensation Policy of Nomura Group” and “Compensation Policy for Directors and Officers of Nomura Holdings, Inc.”

(2) Compensation Policy of Nomura Group

The “Compensation Policy of Nomura Group” is as follows.

Nomura Group is establishing its status firmly as a globally competitive financial services group. To support this, we recognize that our people are our most valuable asset. We have therefore established and maintained a competitive compensation structure that reflects and supports our values and business strategy. We have developed our Compensation Policy for both executives and employees of Nomura Group to ensure we attract, retain, motivate and develop talent that enables us to achieve sustainable growth, realize a long-term increase in shareholder value, deliver client excellence, compete in a global market and enhance our reputation.

Our Compensation Policy is based around six key themes:

i)	Align with Nomura Values and Strategies

•	Compensation is designed to support delivery against the broader strategic aims of the Group.

•	Levels and structures of compensation reflect the needs of each business line and allow the Group to effectively compete for key talent in the market.

•	We develop our staff to support the Nomura values.

ii)	Reflect Firm, Division and Individual Performance

•	“Pay for Performance” is our fundamental principle to motivate and reward our key talent regardless of personal background.

•

We manage compensation on a firm-wide basis, taking into account the performance of the whole Group and supporting our ethos of sustainable growth, collaboration and client service. This enables us to manage strategic investments and still operate market-competitive compensation practices.

•

An individual’s compensation is determined by properly reflecting the whole Group, division and individual performance, ensuring that it is aligned with both the business strategy and market considerations.

•	Individual compensation award decisions are underpinned by valid and rigorous performance management processes and supporting systems.

iii)	Establish Appropriate Performance Measurement with a Focus on Risk

•	Compensation is not determined by reference solely to revenues. Risk-adjusted profits are being emphasized in Nomura’s management information and performance systems and processes.

•	In addition, qualitative factors such as cross-divisional collaboration, risk management, alignment with organizational values, and compliance are stressed when evaluating performance.

•	Performance measurement reflects the business needs, taking account of risk associated with each business. Such risk includes market, credit, operational, and liquidity risk among others.

•	In assessing and measuring risk for compensation, input and advice is received from the risk management and finance divisions.

iv)	Align Employee and Shareholder Interests

•	Compensation of Group executives and higher paid employees should reflect the achievement of targets which are in line with the creation of shareholder value.

•

For higher paid executives and employees, a part of their compensation is delivered in equity-based compensation with appropriate non-exercise periods to ensure that their interests are closely aligned with those of shareholders.

•	Longer term compensation for key staff is set to reflect sustainable share price performance.

v)	Appropriate Compensation Structures

•	The compensation structure reflects our desire to grow and develop our talent. It is merit based, reflecting performance and is regularly reviewed to ensure its fairness.

•	For higher paid executives and employees, a significant portion of compensation is deferred, balancing short-term interests with longer-term stewardship of the Group.

•	Deferred compensation should be subject to forfeiture or “clawback” in the event of a material restatement of earnings or other significant harm to the business of Nomura.

•

The percentage of deferral increases as an employee’s total compensation increases. A part of deferred compensation is delivered in mid/long-term incentive plans, such as equity based compensation with appropriate non-exercise periods.

•	Guarantees of bonus/compensation should be allowed only in limited circumstances such as new hiring or strategic business needs, and multi-year guarantees should not be used as a matter of course.

•	There should be no special or expensive retirement/severance guarantees for senior executives.

•	Nomura will respect all areas in which it operates and will seek to ensure pay structures reflect the needs of the organization as well as regulatory and government bodies.

vi)	Ensure Robust Governance and Control Processes

•	This Policy and any change hereof must be approved by Nomura Holdings’ Compensation Committee, a majority of which consists of non-executive outside directors.

•	The Compensation Committee of Nomura Holdings decides individual amounts as well as compensation policy for Directors and Executive Officers of Nomura Holdings, in line with this Policy.

•

Globally, we have instituted a review and authorization policy for senior or high-level contracts ensuring consistency with this Policy. This is administered by Human Resources, involves Finance, Risk Management and Regional Compensation Committees and is reviewed by the Executive Managing Board.

•	Compensation for employees of risk management and compliance functions is determined independently of other business divisions.

•	The Compensation Committee uses market and specialist advisory groups to advice on appropriate compensation structures and levels as necessary.

(3) Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.”

“Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.” is as follows.

Compensation of Directors and Executive Officers is composed of base salary, cash bonus and long-term incentive plans.

i)	Base Salary

•	Base salary is determined based on factors such as professional background, career history, responsibilities and compensation standards of related business fields.

•

A portion of base salary may be paid in equity-based compensation form with a certain non-exercise period to ensure that interests of Directors and Executive Officers are closely aligned with those of shareholders.

ii)	Cash Bonus

•

Cash bonuses of Directors and Executive Officers are determined by taking into account both quantitative and qualitative factors. Quantitative factors include performance of the whole Group and business division results. Qualitative factors include achievement of individual goals and subjective assessment of individual contribution.

•

Depending on the level of bonus payment, a portion of payment in cash may be deferred. In addition, a portion of deferred bonus may be paid in equity-based compensation form with a certain non-exercise period in lieu of cash to ensure that interests of Directors and Executive Officers are closely aligned with those of shareholders. Such deferred bonus may be unpaid or forfeited under specific circumstances.

iii)	Long-term Incentive Plan

•	Long-term incentive plans may be awarded to Directors and Executive Officers, depending on their individual responsibilities and performance.

•

Payments under long-term incentive plans are made when a certain degree of achievements are accomplished. Payments are made in equity-based compensation form with a certain non-exercise period to ensure that their mid/long-term interests are closely aligned with those of shareholders.

(Reference)

Q&A on Nomura Holdings’ Equity-based Compensation System

Q1:	What are stock acquisition rights as equity-based compensation?

A:	Stock acquisition rights are a form of equity-based compensation which links a portion of compensation to the Company’s share price, thus aligning the interests of officers and employees with those of shareholders. This creates a common incentive among executives and employees working in different divisions and regions to improve Nomura Group’s overall performance.

The Company utilizes stock acquisition rights, which allow grantees to acquire shares of the Company during a pre-determined period (the exercise period) at a pre-determined price (the exercise price).

Since 2002, the Company has issued two types of stock acquisition rights to officers and employees as part of their compensation packages. The A Plan involves stock acquisition rights that are qualified under the taxation laws of Japan, while the B Plan involves equity compensation-type stock acquisition rights.

A Plan: The exercise price of the stock acquisition rights is determined based on the market price of the Company’s shares at the time the rights are granted. These stock acquisition rights are qualified under the taxation laws of Japan.

B Plan: Stock acquisition rights have an exercise price of 1 yen, and are equity compensation-type stock acquisition rights which essentially offer the same effect as granting shares which can be sold only after a certain period of time elapses. The stock acquisition rights are issued in lieu of a portion of cash compensation.

The exercise periods for both A Plan and B Plan have been, in principle, within 7 years from the time of issuance, and there is a non-exercise period of at least 2 years. Terms of stock acquisition rights issued in the future will be revised as necessary reflecting factors including changes by financial regulators.

Q2:	What is the reason for using stock acquisition rights?

A:	The Company is able to reduce the amount of cash compensation payments by granting stock acquisition rights in lieu of a portion of cash compensation. Also, by restricting the rights from being exercised for a certain period of time, the payment of compensation is deferred, providing grantees with an incentive over medium to long term. Such deferral limits the incentive for officers and employees to pursue short-term profits, and allows the Company to retain personnel for longer periods of time.

Furthermore, linking a portion of compensation to the Company’s stock price provides an incentive to boost Nomura Group’s overall enterprise value over medium to long term, and to share value with other shareholders.

A certain period of time (two years up until this point) must elapse from the time the stock acquisition rights are issued until they become exercisable. The rights are forfeited if the grantee engages in misconduct or leaves the Company of his/her own volition during this period.

Q3:	Are similar systems used overseas?

A:	In the US and Europe, shares of restricted stock, which is a different class of stock from common stock, are often granted in lieu of cash compensation as well as granting stock options. These class shares can be sold only after a set period of time elapses, and the rights are forfeited if the individual leaves the Company during this period.

In the wake of the global financial crisis, financial regulators in countries throughout the world are tightening regulations on financial institutions with the aim of preventing a similar crisis from occurring in the future. Compensation structure is pointed out as one of the important elements of this regulatory reform. In September 2009, the Financial Stability Board, a forum of global financial regulators, released the FSB Principles for Sound Compensation Practices. In response, financial regulators in individual countries are now working to revise local regulations based on this agreement. In Japan, the Financial Services Agency has revised the Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc. (effective March 2010).

The FSB principles call for governance over compensation and the alignment of compensation with risks. The FSB strongly advocates the use of equity-based compensation with respect to the alignment of compensation with risks.

In Japan, companies can issue a class of shares that function similarly to restricted stocks used overseas, but the procedure for doing so is extremely complicated. As a result, the Company uses equity compensation-type stock acquisition rights (B Plan) which have the same economic effect as restricted stock.

  <Extract from FSB Principles for Sound Compensation Practices>

•

For significant financial institutions, the size of the variable compensation pool and its allocation within the firm should take into account the full range of current and potential risks. Subdued or negative financial performance of the firm should generally lead to a considerable contraction of the firm’s total variable compensation.

•	For senior executives as well as other employees whose actions have a material impact on the risk exposure of the firm:

-	a substantial proportion of compensation should be variable and paid on the basis of the performance.

-	a substantial portion of variable compensation, such as 40 to 60 percent, should be payable under deferral arrangements over a period of years; and

-	these portions should increase significantly along with the level of seniority and/or responsibility. For the most senior management and the most highly paid employees, the percentage of variable compensation that is deferred should be substantially higher.

•	The deferral period described above should not less be less than three years.

•	A substantial proportion, such as more than 50 percent, of variable compensation should be awarded in shares or share-linked instruments.

•

The remaining portion of the deferred compensation can be paid as cash compensation vesting gradually. In the event of negative contributions of the firm and/or the relevant line of business in any year during the vesting period, any unvested portions are to be claw back.

•

Existing contractual payments related to a termination of employment should be re-examined, and kept in place only if there is a clear basis for concluding that they are aligned with long-term value creation and prudent risk-taking.

Q4:	How does the Company decide to grant stock acquisition rights?

A:	The Compensation Committee, which has a high level of statutory independence, determines the stock acquisition rights that are granted to the Company’s directors and executive officers. The Compensation Committee determines the “Compensation Policy of Nomura Group” and the “Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.” detailed on pages 46-47, and determines individual compensation packages for directors and executive officers of Nomura Holdings, Inc.

With the aim of bolstering management oversight, the Compensation Committee has decided that it will no longer grant stock acquisition rights to outside directors.

In line with a basic policy similar to the aforementioned policies, the Human Resources Committee, comprising the Chief Executive Officer, Chief Operating Officer and other executive officers, plays the central role in determining the stock acquisition rights granted to other key individuals in Nomura Group. The Chief Financial Officer, Chief Risk Officer and other executive officers responsible for critical control functions also participate in the Human Resources Committee and examine whether the compensation system is being managed appropriately with respect to both the overall financial soundness of Nomura Group and the alignment of compensation with risks.

Q5:	How can I find details on stock acquisition rights?

A:	After the determination of the clearly-stated “Compensation Policy of Nomura Group” which applies to all Nomura Group executives and employees, it is clarified that stock acquisition rights are granted in response to contributions to the whole Nomura Group as a portion of compensation to officers and employees of subsidiaries of the Company. Since the concept of “issuance under especially favorable conditions” stipulated in the Companies Act does not apply when stock acquisition rights are granted in lieu of a portion of cash compensation, there is no proposal concerning the issuance of stock acquisition rights in the agenda of the annual meeting of shareholders.

Pursuant to statutory procedures, when a resolution is passed to issue stock acquisition rights, the Company discloses such details in a timely manner through public notices (including electronic public notices), press releases and/or through the Company’s home page.

Q6:	How many shares are latent as a result of the issuance of stock acquisition rights?

A:	As of March 31, 2010, the balance of unexercised shares is approximately 34,050,000 shares, which represents approximately 0.9% of the total number of outstanding shares.

Going forward, in lieu of cash compensation, the Company plans to issue a maximum of 750,000 stock acquisition rights (75,000,000 shares delivered upon stock acquisition rights being exercised, representing approximately 2.0% of total outstanding shares as of March 31, 2010) per year, which will primarily be under the B Plan. Moreover, the Company will manage the balance of latent shares from unexercised stock acquisition rights not to go beyond the region of ten percent of the total number of outstanding shares. The Company will seek the opinions of shareholders in case of deviation from the scope described above.

V.	Matters Relating to Independent Auditor

1.	Name: Ernst & Young ShinNihon LLC

2.	Audit Fees

Item	Amount
(1) Audit fees	848 million yen
(2) Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Independent Auditor	1,337 million yen

(Notes)

1.	The audit contract between the Company and the Independent Auditor does not separate the audit fees based on the Companies Act and the Financial Instruments and Exchange Act. Since the audit fees based on the Companies Act and the Financial Instruments and Exchange Act could not be substantively separated, the amount of audit fees above includes the audit fees based on the Financial Instruments and Exchange Act.

2.	In addition to the services pursuant to the Article 2, Paragraph 1 of the Certified Public Accountant Act, the Company and its subsidiaries pay compensation to the Independent Auditor with respect to verification services on compliance with the segregation of customers’ assets requirements etc.

3.	Significant overseas subsidiaries of the Company are subject to audit (pursuant to the Companies Act or the Financial Instruments and Exchange Act and their equivalent foreign regulations) by certified public accountants or auditing firms (who hold equivalent qualifications in foreign countries) other than the Company’s Independent Auditor.

3.	Dismissal or Non-Reappointment Policy

(1)	The Audit Committee shall dismiss the Independent Auditor in cases where the committee determines that any of the items stipulated under Article 340, Paragraph 1 of the Companies Act applies to the Independent Auditor.

(2)	In cases where the Audit Committee determines that the Independent Auditor has issues in terms of the fairness of its auditing, or that a more appropriate audit structure needs to be built, the committee shall place the dismissal or non-reappointment of the Independent Auditor on the agenda to be deliberated at the annual meeting of shareholders.

VI.	Resolution of the Structure for Ensuring Appropriate Business of Nomura Holdings, Inc.

The resolution of the Board of Directors regarding to Structure for Ensuring Appropriate Business of Nomura Holdings, Inc. has been made as follows:

I.	Matters to be Necessary for the Business Execution of the Audit Committee

The Audit Committee shall enforce its powers prescribed by laws and regulations to audit the legality, adequacy and efficiency of business execution by Executive Officers by use of the Independent Auditor, other auditing firms and internal staff to ensure appropriate business conduct by the Nomura Group.

A.	Directors and Employees to be Responsible for Supporting the Audit Committee

(1)	Directors responsible for supporting the Audit Committee and their independence from Executive Officers

(a)	In order to support audit by the Audit Committee and effectively supervise the business execution by the Directors appointed by the Board of Directors and the Executive Officers, the Board of Directors shall appoint a Director, not currently assuming the position of Executive Officer, as “Audit Mission Director.”.

(b)	Audit Mission Directors shall perform the duties as set out in Regulations of the Audit Committee of Nomura Holdings, Inc. in accordance with the instructions by the Audit Committee or a member of the Audit Committee designated by the Audit Committee.

(2)	Employees responsible for supporting the Audit Committee and their independence from Executive Officers

(a)	In order to support the audit by the Audit Committee, the Company shall establish an Office of the Audit Committee including five or more employees, including a Managing Director.

(b)	The Audit Committee or a member of the Audit Committee designated by the Audit Committee shall evaluate employees of the Office of the Audit Committee. The Company shall obtain consent regarding the recruit, transfer or punishment of the employees of the Office of the Audit Committee from the Audit Committee or a member of the Audit Committee designated by the Audit Committee.

B.	Structure of Reporting on Business Execution

(1)	Executive Officers shall report on the status of business execution not less frequently than quarterly. In this case, the Executive Officers may delegate such reports to other Executive Officers.

(2)	In the event that Directors, Executive Officers and Senior Managing Directors find any fact in the following items, they shall report immediately to any member of the Audit Committee or any Audit Mission Director. The Audit Mission Director shall report to any member of the Audit Committee immediately upon receiving such reports:

i)	any legal or financial problems that may have a material impact on the business or financial conditions of Nomura Group; and

ii)	any order from any regulatory authority or other facts that may cause Nomura Group to incur a material loss.

(3)	In the event that Executive Officers, Senior Managing Directors or employees are requested to report on business execution by a member of the Audit Committee designated by the Audit Committee or any Audit Mission Director, they shall immediately report on such matters.

C.	Other Structures to Ensure the Effectiveness of the Audit by the Audit Committee

(1)	The Audit Committee shall audit matters other than those relating to accounting in financial reports, financial statements (including financial statements in Form 20-F submitted to the U.S. Securities and Exchange Commission) excluding the accounting section, and business reports (including their supplementary schedules) in accordance with laws and regulations and procedures established by the Audit Committee.

(2)	The Audit Committee shall receive the audit report from the Independent Auditor and other auditing firms that audited financial statements on matters relating to accounting in financial reports and financial statements (including disagreements between Executive Officers and such auditing firms regarding financial reporting) and determine whether the method and result of the audit are appropriate.

(3)	The Audit Committee may request Executive Officers, Senior Managing Directors, Independent Auditor or other auditing firms that audited financial statements to explain important issues that arose with regard to preparing financial reports, business reports and financial statements (including matters concerning election or application of material accounting policies and internal control over financial reporting).

(4)	The Audit Committee may engage attorneys, certified public accountants, consultants or other outside advisors as deemed necessary.

II.	Structure for Ensuring Business Execution by Executive Officers in accordance with Laws, Regulations and Articles of Incorporation and others in relation to Maintaining Structure for Ensuring Appropriate Business

A.	Structure for Ensuring Appropriate Business Execution by Executive Officers

(1)	Executive Officers promote lawful management in accordance with laws, regulations and Articles of Incorporation, swearing an oath to comply with Code of Ethics of Nomura Group.

(2)	Executive Officers shall strive to maintain compliance at each company within Nomura Group. Executive Officers shall report to any member of the Audit Committee or any Audit Mission Director and to the Executive Management Board in the event that the Executive Officers find any material illegal activities or other important matters regarding compliance at a company within Nomura Group. Executive Management Board shall discuss such matters and, if necessary, based on the results of the discussion, recommend the company to take appropriate measures.

B.	Structure for Retention and Maintenance of Information regarding the Business Execution by Executive Officers

Executive Officers shall retain minutes, documents regarding request for managerial decisions, contracts, financial reports and other material documents (including their electronic records) and the relevant materials for not shorter than ten years and maintain the access to such documents if necessary.

C.	Structure for Regulations and others regarding Management of Risk Loss

(1)	Executive Officers shall acknowledge the importance of classification, evaluation, monitoring and management of market risk, credit risk, event risk, liquidity risk, operational risk and legal risk relating to the execution of Nomura Group’s business and establish the structure for control and management of such risks at each company of Nomura Group.

(2)	Executive Officers shall report to the Group Integrated Risk Management Committee the status of risk management systems at each company within Nomura Group. Group Integrated Risk Management shall analyze the enterprise risk management status of the entire Nomura Group based on the report and take appropriate measures to establish the most suitable risk management system for the business.

D.	Structure for Ensuring the Effectiveness of Business Execution by Executive Officers

(1)	Executive Officers shall determine Nomura Group’s management strategy and business operation, and execute their business in accordance with the management organization and allocation of business duties determined by the Board of Directors.

(2)	The matters that are delegated to Executive Officers by the Board of Directors shall be determined by the following organizations or procedures:

(a)	Executive Management Board: Important matters concerning management strategy, allocation of capital resources and management of Nomura Group;

(b)	Group Integrated Risk Management Committee: Important matters concerning enterprise risk management of Nomura Group

(c)	Global Risk Management Committee: Important matters concerning market and credit risk management of Nomura Group

(d)	Internal Controls Committee: Matters concerning internal control and procedures and promotion of proper corporate behavior within Nomura Group; or

(e)	Documents regarding requests for managerial decisions: Matters other than (a), (b), (c) and (d) above.

(3)	The Executive Management Board shall determine or revise the necessary allocation of capital resources based on the business plan and budget application of each division and regional area to ensure the effective management of Nomura Group.

E.	Structure for Ensuring Business Execution by Employees in accordance with Laws, Regulations and Articles of Incorporation

(1)	Executive Officers shall disseminate Code of Ethics of Nomura Group to Senior Managing Directors and employees, and ensure their compliance with the Code.

(2)	Executive Officers shall determine the allocation of business duties of each Senior Managing Director and employee, clarify their responsibility and authority to establish structures for business execution responsibility.

(3)	In order to respond to matters regarding any questionable conduct with respect to social ethics or social justice, and in order to ensure business efforts are made by employees based on a law-abiding spirit and social common sense, the Company shall establish Compliance Officers in each company within Nomura Group, promoting business execution in accordance with laws and regulations.

F.	Structure for Ensuring Appropriate Business in Nomura Group

(1)	Audit System within Nomura Group

(a)	The Audit Committee shall audit the legality, adequacy and efficiency of the business of Nomura Group in coordination, as necessary, with the Audit Committee of its subsidiaries.

(b)	A member of the Audit Committee designated by the Audit Committee shall investigate the Company or its subsidiaries through, as necessary, himself/herself, other members of the Audit Committee or the Audit Mission Director.

(2)	Internal Audit System

(a)	Executive Officers or Senior Managing Directors shall establish a department in charge of internal audit and implement an internal audit program that will help ensure effective and adequate internal control and procedures regarding the entire business of Nomura Group.

(b)	The Internal Controls Committee shall discuss or determine basic matters concerning internal control and procedures at each company within Nomura Group, the annual internal audit plan and the status of internal audit and its results.

(c)	Executive Officers or Senior Managing Directors shall report on the status of internal audit in Nomura Group and its results to the Internal Controls Committee not less frequently than quarterly.

(d)	Any member of the Audit Committee may recommend that Executive Officers or Senior Managing Directors (i) change the internal audit plan, (ii) implement additional audit procedures, (iii) establish an improvement plan regarding the annual internal audit plan, the status of internal audit and its results.

(3)	Compliance Hotline

(a)	Executive Officers or Senior Managing Directors shall establish a “Compliance Hotline” as a tool that employees may use to report questionable conduct from the view point of compliance directly to the personnel appointed by the Board of Directors.

(b)	The Company shall permit anonymous submission from employees regarding accounting or auditing matters of questionable conduct from the viewpoint of compliance.

(c)	The Company shall have its consolidated private investees in the merchant banking business which establish whistle-blowing procedures. The foregoing may not be applied to a private investee that is deemed to have minor effect on Nomura Group in terms of its financial condition, reputation and corporate social responsibilities.

VII.	Fundamental Policies Regarding the Status of Persons Governing Decisions on the Company’s Financial and Business Policies

In regard to fundamental policies for the treatment of shareholders holding a quantity of shares that enables them to govern decisions on Company management policy, the Company believes that the decision of whether to permit a party to seek ownership of such a volume of shares should ultimately be left to the judgment of shareholders. Accordingly, the Company has not adopted any takeover defense strategies such as a prior issue of new stock acquisition rights (a rights plan).

In the event of an attempt to take over the Company by parties not beneficial to business value and the common benefit of shareholders, the Corporate Value Enhancement Committee established within the Company shall perform research and investigation in regard to the takeover proposal, etc. After an investigatory meeting composed of the Company’s outside directors, the Board of Directors shall hold sufficient deliberations and reach a conclusion in regard to the best strategy from the viewpoint of shareholders with regard to the value of the business and common benefit of shareholders.

Note: Monetary values and number of shares stated in this report are rounded up or down to the nearest unit of disclosure.

Consolidated Balance Sheet (As of March 31, 2010)

(Millions of yen)
ASSETS
Cash and cash deposits:	1,352,244
Cash and cash equivalents	1,020,647
Time deposits	196,909
Deposits with stock exchanges and other segregated cash	134,688
Loans and receivables:	2,071,714
Loans receivable	1,310,375
Receivables from customers	59,141
Receivables from other than customers	707,623
Allowance for doubtful accounts	(5,425)
Collateralized agreements:	12,467,213
Securities purchased under agreements to resell	7,073,926
Securities borrowed	5,393,287
Trading assets and private equity investments :	14,700,282
Trading assets	14,374,028
Private equity investments	326,254
Other assets:	1,638,975
Office buildings, land, equipment and facilities
(net of accumulated depreciation and amortization of 273,616 million yen)	357,194
Non-trading debt securities	308,814
Investments in equity securities	122,948
Investments in and advances to affiliated companies	251,273
Other	598,746

TOTAL ASSETS	32,230,428

LIABILITIES
Short-term borrowings	1,301,664
Payables and deposits:	1,528,419
Payables to customers	705,302
Payables to other than customers	374,522
Deposits received at banks	448,595
Collateralized financing:	11,216,481
Securities sold under agreements to repurchase	8,078,020
Securities loaned	1,815,981
Other secured borrowings	1,322,480
Trading liabilities	8,356,806
Other liabilities	494,983
Long-term borrowings	7,199,061

TOTAL LIABILITIES	30,097,414

Commitments and contingencies
EQUITY
Common stock	594,493
Authorized – 6,000,000,000 shares
Issued – 3,719,133,241 shares
Outstanding – 3,669,044,614 shares
Additional paid-in capital	635,828
Retained earnings	1,074,213
Accumulated other comprehensive income	(109,132)
Common stock held in treasury, at cost – 50,088,627 shares	(68,473)
Total Nomura Holdings, Inc. shareholders’ equity	2,126,929
Noncontrolling interests	6,085

TOTAL EQUITY	2,133,014

TOTAL LIABILITIES AND EQUITY	32,230,428

(1)

Noncontrolling interests, which were previously included in Other liabilities, are classified as equity in accordance with the updated guidance for accounting and reporting of noncontrolling interest in financial statements (“Updated noncontrolling interests guidance”) included in Financial Accounting Standards Board Accounting Standards Codification TM (“ASC” or “Codification”) 810 “Consolidation” (“ASC 810”).

Consolidated Statement of Operations (April 1, 2009 — March 31, 2010)

	(Millions of Yen)
Commissions	395,083
Fees from investment banking	121,254
Asset management and portfolio service fees	132,249
Net gain (loss) on trading	417,424
Gain (loss) on private equity investments	11,906
Interest and dividends	235,310
Gain (loss) on investments in equity securities	6,042
Other	37,483

Total revenue	1,356,751

Interest expense	205,929

Net revenue		1,150,822

Compensation and benefits	526,238
Commissions and floor brokerage	86,129
Information processing and communications	175,575
Occupancy and related depreciation	87,806
Business development expenses	27,333
Other	142,494

Non-interest expenses		1,045,575

Income (loss) before income taxes	105,247

Income tax expense	37,161

Net income (loss)		68,086

Less: Net income (loss) attributable to noncontrolling interests	288

Net income (loss) attributable to Nomura Holdings, Inc.		67,798

(1)	Net income (loss) is net income (loss) before subtracting Net income (loss) attributable to noncontrolling interests in accordance with “Updated noncontrolling interests guidance”.

(2)	Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) was previously reported as Net income (loss).

Consolidated Statement of Changes in Shareholders’ Equity

(April 1, 2009 — March 31, 2010)

	(Millions of Yen)
Common Stock
Balance at beginning of year	321,765
Issuance of common stock	217,728
Conversion of convertible bonds	55,000

Balance at end of year		594,493

Additional paid-in capital
Balance at beginning of year	374,413
Issuance of common stock	228,934
Conversion of convertible bonds	55,000
Gain (loss) on sales of treasury stock	5,702
Issuance and exercise of common stock options	(4,242)
Adjustments to initially apply “Contracts in entity’s own equity”	(26,923)
Beneficial conversion feature relating to (subordinated) convertible bond	2,959
Sale of subsidiary shares to noncontrolling interests, etc.	561
Other net change in additional paid-in capital	(576)

Balance at end of year		635,828

Retained earnings
Balance at beginning of year	1,038,557
Net income (loss) attributable to Nomura Holdings, Inc.	67,798
Cash dividends	(25,803)
Adjustments to initially apply “Contracts in entity’s own equity”	(6,339)

Balance at end of year		1,074,213

Accumulated other comprehensive income:
Cumulative translation adjustments
Balance at beginning of year	(73,469)
Net change during the year	(861)
Balance at end of year		(74,330)
Defined benefit pension plans
Balance at beginning of year	(44,968)
Pension liability adjustment	10,166
Balance at end of year		(34,802)

Balance at end of year		(109,132)

	(Millions of Yen)
Common stock held in treasury
Balance at beginning of year	(76,902)
Repurchases of common stock	(18)
Sales of common stock	13
Common stock issued to employees	8,275
Other net change in treasury stock	159

Balance at end of year		(68,473)

Total Nomura Holdings, Inc. shareholders’ equity
Balance at end of year		2,126,929

Noncontrolling Interests
Balance at beginning of year	12,150
Cash dividends	(103)
Net income (loss) attributable to noncontrolling interests	288
Accumulated other comprehensive income (loss) attributable to
Cumulative translation adjustments	(196)
Purchase/Sale (Disposition) of subsidiary shares etc. (Net)	(2,004)
Net change during the year	(4,050)

Balance at end of year		6,085

Total equity Balance at end of year		2,133,014

(1)	Noncontrolling interests, which were previously included in Other liabilities, are classified as equity in accordance with “Updated noncontrolling interests guidance”.

(2)	“Contracts in entity’s own equity” implies ASC 815-40 “Derivatives and Hedging–Contracts in Entity’s Own Equity” (“ASC 815-40”).

Notes to the Consolidated Financial Statements

[Significant Basis of Presentation of Consolidated Financial Statements]

1.	Basis of presentation

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to Article 3, Paragraph 1 of the Supplementary Provisions of the Ordinance for Company Calculation (Ministry of Justice Ordinance No. 46 of 2009). However, certain disclosures required under U.S. GAAP are omitted pursuant to the same provision.

2.	Scope of consolidation and equity method application

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest (collectively referred to as “Nomura”). Generally, the ownership of a majority of the voting interest meets the majority of financial control condition, and the Company, therefore, consolidates its wholly-owned and majority-owned subsidiaries. In accordance with ASC 810, the Company also consolidates any variable interest entities for which Nomura is the primary beneficiary.

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting stock of a corporate entity, or at least 3% of a limited partnership) are accounted for under the equity method of accounting and are reported in Other Assets—Investments in and advances to affiliated companies. Nomura does not apply the equity method of accounting for the equity investments that Nomura elected the fair value option under ASC 825 “Financial Instruments” and they are carried at fair value and are reported in Trading assets or Private equity investments. Nomura elected to apply the fair value option for its investment in Ashikaga Holdings Co., Ltd. representing 45.5% share ownership, and it is reported in Private equity investments.

Also, investment companies within the scope of ASC 946 “Financial Services—Investment Companies”, carry all of their investments at fair value, with changes in fair value recognized through earnings, rather than apply the equity method of accounting or consolidation.

[Significant Accounting Policies]

3.	Basis and methods of valuation for securities, derivatives and others

(1)	Trading assets and trading liabilities

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheet on a trade date basis at fair value. The related gains and losses are recognized currently in income.

(2)	Private equity investments

Private equity investments are carried at fair value. Corresponding changes in the fair value of these investments are recognized currently in income.

(3)	Investments in equity securities and non-trading debt securities

Investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for operating purposes and other than operating purposes. In accordance with U.S. GAAP for broker-dealers, investments in equity securities for operating purposes and other than operating purposes are recorded at fair value and unrealized gains and losses are recognized currently in income.

Investments in equity securities for operating purposes and Investments in equity securities for other than operating purposes are included in the other assets section of the consolidated balance sheet in Investments in equity securities and Other, respectively.

Non-trading debt securities are recorded at fair value, with the related gains and losses are recognized currently in income.

4.	Depreciation and amortization

Depreciation for tangible assets is generally computed by the straight-line method over the estimated useful lives of assets according to general class, type of construction and use. Software is generally amortized by the straight-line method over its estimated useful life. Intangible assets that have determinable lives will continue to be amortized by the straight-line method over the estimated useful lives.

5.	Long-lived assets

ASC 360 “Property, Plant, and Equipment” (“ASC 360”) provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets. In accordance with ASC 360, long-lived assets, excluding Goodwill and other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

6.	Goodwill and intangible assets

In accordance with ASC 350 “Intangibles–Goodwill and Other”, goodwill and intangible assets not subject to amortization are reviewed annually, or more frequently in certain circumstances, for impairment.

7.	Basis of allowances

(1)	Allowance for loan losses

Management establishes an allowance for loan losses against these loans which is disclosed within the Allowance for doubtful accounts and which reflects management’s best estimate of probable losses incurred. The allowance for loan losses comprises a specific component for loans which have been specifically identified as impaired and a general component for loans which, while not specifically identified as impaired, are collectively assessed for impairment based on historical loss experience.

The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been specifically identified as impaired. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, the current financial situation of the borrower and the fair value of any underlying collateral. The allowance is measured on a loan by loan basis by adjusting the carrying value of the impaired loan to either the present value of expected future cash flows discounted as the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses for loans not specifically identified as impaired includes judgment about collectability based on available information at the balance sheet date, and the uncertainties inherent in those underlying assumptions. The allowance is measured taking into consideration historical loss experience adjusted for qualitative factors such as current economic conditions.

(2)	Accrued pension and severance costs

In accordance with ASC 715 “Compensation–Retirement Benefits”, the funded status of the defined benefit postretirement plan, which is measured as the difference between the fair value of the plan assets and the benefit obligation, is recognized to prepare for the employees’ retirement and severance benefits.

The unrecognized prior service cost is amortized on a straight-line basis over the average remaining service period of active participants.

Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized on a straight-line basis over the average remaining service period of active participants.

8.	Hedging activities

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged items, both at inception and throughout the life of the hedge contracts. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expense.

9.	Foreign currency translation

For the consolidated financial statements, all assets and liabilities of foreign subsidiaries are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Accumulated other comprehensive (loss) income in the Consolidated Balance Sheet. Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are recognized currently in income.

10.	The Company and its wholly-owned domestic subsidiaries adopt the consolidated tax return system.

11.	Accounting changes

(1)	Codification of U.S. GAAP

Effective from the financial quarter commenced on July 1, 2009, Nomura adopted the Codification as required by ASC 105 “Generally Accepted Accounting Principles” and Accounting Standards Updates (“ASU”) 2009-01 “Topic 105—Generally Accepted Accounting Principles”. Prior accounting pronouncements have been reformatted into the Codification, which is now the sole source of authoritative U.S. GAAP. As required by the Codification, all references to U.S. GAAP pronouncements have been replaced with the relevant Codification references. As the Codification does not change U.S. GAAP but rather simply consolidates it into a single set of rules, adoption of the Codification did not have a material financial impact on these consolidated financial statements.

(2)	Accounting for noncontrolling interests

On April 1, 2009, Nomura adopted new guidance for the accounting and reporting for noncontrolling interests in financial statements now included in ASC 810. The new guidance is applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements which are applied retrospectively for all periods presented. Nomura reclassified 12,150 million yen from Other liabilities to Non-controlling interests as of March 31, 2009.

(3)	Instruments indexed to an entity’s own stock.

On April 1, 2009, Nomura adopted updated guidance included in ASC 815-40 that provides guidance regarding determination of whether certain instruments (or embedded features in other instruments) are considered indexed to an entity’s own stock. It amends the existing guidance for determining whether a price adjustment mechanism included in an equity-linked financial instrument (or embedded feature) needs to be bifurcated and classified as an asset or liability and be subject to profit or loss recognition based its fair value. Upon adoption of ASC 815-40, Nomura made certain reclassification adjustments to the beginning balances of Long–term borrowings, Additional paid-in-capital, Retained earnings, and Other assets—Other in order to bifurcate certain contingent conversion price adjustment rights contained in 120% Call Attached Unsecured Subordinated Convertible Bonds No. 1 (the “Convertible Bonds”) that were determined as not indexed to the Company’s stock. In order to initially bifurcate such rights from the Convertible Bonds and record these as derivatives, and following the expiration of such clauses, further reclassification of such derivatives was made to Retained earnings. If Nomura had not adopted ASC 815-40, the effect on Income before income taxes and Net income attributable to NHI would have been 56,375 million yen (loss) and 33,261 million yen (loss), respectively.

(4)	Measuring liabilities at fair value

In August 2009, the FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value” (“ASU 2009-05”), which provides new guidance for determining the fair value of both financial and non-financial liabilities, when a fair value measurement is used. It provides valuation methods and a hierarchy for their use and clarifies that restrictions preventing the transfer of a liability should not be considered as a separate input or adjustment in the measurement of fair value. ASU 2009-05 is effective for the first reporting period beginning after August 2009, with early adoption permitted for financial statements not yet issued when ASU 2009-05 was finalized. Nomura adopted ASU 2009-05 on October 1, 2009 and now uses the hierarchy in the valuation of financial liabilities such as structured notes elected for the fair value option. Adoption of ASU 2009-05 did not have a material impact on these consolidated financial statements.

(5)	Accounting for business combinations

On April 1, 2009, Nomura adopted new guidance for business combinations now included in ASC 805 “Business Combinations”. For business combinations for which the acquisition date is on or after April 1, 2009, the new guidance expands the definition of transactions and events that qualify as business combinations; requires that the full value of acquired assets and liabilities, including contingent consideration, be recorded at fair value determined on the acquisition date and changes thereafter in valuation of contingent consideration to be reflected in earnings rather than goodwill; changes the timing for valuing certain arrangements where stock is paid as consideration; and requires acquisition related costs to be expensed as incurred. Adoption of the new guidance did not have a material effect on these consolidated financial statements, but may have a material effect on the accounting for future business combinations.

[Notes to the Consolidated Balance Sheet]

12.	Assets pledged

Pledged securities that can be sold or re-pledged by the secured party, including Gensaki Repo transactions, included in Trading assets, private equity investments mainly.	3,921,863 million yen

NHI owned securities and loans receivables, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or re-pledge them.	3,241,713 million yen

NHI owned securities and loans receivable, which have been pledged to collateralize borrowing transactions, and pledged for other purposes. *1, 2	2,456,849 million yen

*1	The asset balances, which have been pledged as collateral for secured loans from special purpose entities and for transfer dealings in which the control over the asset isn’t relinquished, are included.
*2	In relation to securities received as collateral and securities borrowed, there are no securities re-pledged for the above mentioned purposes.

13.	Securitization

Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman SPCs or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC860 “Transfers and Servicing“ (“ASC 860”). This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is a Qualified Special Purpose Entity, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests and (c) the transferor has not maintained effective control over the transferred assets. Nomura may obtain an interest in the financial assets, including residual interests in the Special Purpose Entities (“SPE”). Any such interests are accounted for at fair value and included in Trading assets within Nomura’s consolidated balance sheets, with the change in fair value included in Revenues-net gain on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to a SPE.

As noted above, Nomura may have continuing involvements in the SPEs that Nomura transferred assets. During the year ended March 31, 2010, Nomura received from proceeds from new securitization 209.5 billion yen and recognized associated loss on sale of 0.02 billion yen. As of March 31, 2010, the cumulative balance of financial assets transferred to SPEs that Nomura has continuing involvement was 1,656.7 billion yen, the size of total assets held by such SPEs was 1,549.1 billion yen, and Nomura’s retained interest was 134.4 billion yen. For the year ended March 31, 2010, Nomura received 5 billion yen from the SPEs on the interests that continue to be held in the SPEs. As of March 31, 2010, Nomura had outstanding collateral service agreements or written credit default swap agreements in the amount of 30.4 billion yen. Nomura does not provide financial support to the SPEs beyond its contractual obligations.

14.	Contingencies

Lawsuits and other legal proceedings

In the normal course of business, Nomura is involved in lawsuits and other legal proceedings and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to the consolidated financial statements.

The legal disputes include the actions described below.

In April 2009, WestLB served proceedings on Nomura International PLC (“NIP”) and Nomura Bank International Plc (“NBI”), claiming that under the terms of a note issued by NBI and maturing in October 2008, they were entitled to receive approximately $22 million, which they claim to be the value of a fund of shares referable to the NBI note. NIP, in its role as calculation agent, and NBI reject this claim and are vigorously defending the action.

In January 2008 NIP was served with a Tax Notice issued by the Tax Authorities in Pescara, Italy alleging breaches by NIP of the UK-Italy Double Taxation Treaty of 1998. The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but is also seeking reimbursement of EUR 33.8 million, including interest, already refunded. In March 2008, NIP lodged an appeal against the Tax Notice rejecting the Italian Tax Authorities’ demands for reimbursement and in November 2009 a decision was issued by the Pescara Tax Court in favour of the Italian Tax Authorities. NIP intends vigorously to challenge this decision.

Nomura strongly believes that its subsidiaries in Europe’s claims are right.

Subsequent event

After the collapse of Leman Brothers in September 2008, Nomura Securities Co., Ltd. (“NSC”), NIP and Nomura Global Financial Products Inc. had filed proofs of claim against the bankruptcy estates of Lehman Brothers Holdings Inc. and Lehman Brothers Special Financing Inc. (collectively, “Lehman Inc.”), in respect of swaps and other derivative transactions in the total amount of approximately US$ 1 billion (“the Claims”). In April 2010, Lehman Inc. commenced proceedings in the US Bankruptcy Court in New York objecting to the Claims and, in the case of NSC and NIP, seeking to recover from them unspecified damages. The subsidiaries intend vigorously to contest these proceedings.

15.	Guarantees

In accordance with ASC 460 “Guarantees” (“ASC 460”), Nomura recognizes obligations under certain issued guarantees and records the fair value of these guarantee obligations on the consolidated balance sheet.

The information about maximum potential payout or notional total of derivative contracts, standby letters of credit and other guarantees that could meet the definition of a guarantee is as below.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited. Nomura records all derivative contracts at fair value on the consolidated balance sheet. Nomura believes the notional amounts generally overstate its risk exposure.

Derivative contracts *1, 2	72,650,089 million yen

Standby letters of credit and other guarantees *3	10,146 million yen

*1	The carrying value of derivative contracts is 2,604,545 million yen (liability).
*2	The notional amount and the carrying value of the written credit derivatives not included in derivative contracts are 31,858,838 million yen and 68,089 million yen (asset), respectively.
*3	The carrying value of standby letters of credit and other guarantees is 340 million yen (liability).

[Notes to Financial Instruments]

16.	Financial Instruments

Information on financial instruments

(1)	Approach to Financial Instruments

The Company’s key business is based on the broker-dealer business that provides investment and financing services. The Company provides wide-range of financing and investment services to the customers through our operational network that covers the world’s key capital markets including Japan. As with the securities trading, the Company undertakes repo transactions, securities borrowed and securities loaned and derivative transactions primarily for the purpose of providing products and financial transactions to meet the variety of needs of clients. Management of the risks arising from these trading positions is extremely important and, in addition to their risk management carried out within the trading departments, the Company monitors and manages risks on a global basis through an independent risk management division.

The Company engages in derivative transactions not only to develop products to meet clients’ needs, but also to hedge and adjust exposures that arise in the course of trading activities. The Company manages and controls securities trading and derivatives transactions as a whole.

(2)	Detail and risk of financial instruments

The Company’s trading positions arise from transactions to meet the needs of our customers, market-making transactions to enhance the function of the market, and dealing activities for our own account.

In the normal course of conducting transactions on securities exchanges, the Company holds positions in listed equities, bonds with stock acquisition rights, stock index futures and options, bond futures and other exchange traded instruments. The Company’s futures and options traded in exchanges are primarily to enhance the function of the market, held as hedges or for arbitrage purposes in relation to other trading securities of the Company.

Over-the-counter traded holdings of the Company include bonds, warrants, options on bonds, repo transactions, securities borrowed and securities loaned and equity derivatives. In addition, the Company also holds positions in forex, currency futures and utilizes interest rate and currency swap transactions in conjunction with clients’ needs to hedge or convert their currency and interest rate risk, or to hedge the position of other trading securities of the Company. The company uses derivatives for purposes other than trading to principally object to manage market risk for certain non-trading assets and liabilities such as non-trading debt securities, loans receivable from customers and other assets as well as bonds and notes issued.

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura’s significant single concentrations of credit risk were with the Japanese Government, Governments within EU, the U.S. Government, their states and municipalities, and their agencies. The following table presents geographic allocations of Nomura’s positions related to government, state municipal, and government agency bonds. The Company’s exposure to the over-the-counter derivatives is mainly with the financial institutions in the amount of 392.8 billion yen which represents the net amount after the counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.

	Billions of yen
	March 31, 2010
	Japan	U.S.	EU	Other	Total (1)
Government, municipalities and their agencies	2,756.0	1,634.8	2,270.2	231.6	6,892.6

(1)	Other than above, there were 186.8 billion yen of government, municipalities and their agencies bonds in Other asset—Non-trading debt securities as of March 31, 2010.

(3)	Risk management for Financial Instruments

We have financial management resources and risk management units (Controller’s Department, Group Finance Department, Group Treasury Department and Group Risk Management Department) which are independent from business divisions and responsible for appropriate financial resources allocation and risk management.

Within these units, the Group Risk Management Department assists the Chief Risk Officer (CRO) with implementing the risk management framework and supervising risks. Supervision includes establishing an enterprise-wide risk management framework, ensuring its adoption by the entire group, monitoring the appropriateness of risk management, and measuring and analyzing the risks of the entire group. In particular, Group Risk Management Department establishes and enhances our risk management policies and rules, gathers necessary information for risk management and implements risk management policies for our global operations. Group Risk Management Department reports ongoing risk status and the results of their analysis to senior management. These processes are audited regularly by Internal Audit.

Fair value of financial instruments

The majority of Nomura’s financial instruments are carried at fair value or at amounts that approximate fair value. Financial assets which are carried at approximate fair value include Securities purchased under agreements to resell and Securities borrowed. Financial liabilities which are carried at approximate fair value include Securities sold under agreements to repurchase and Securities loaned.

The following table presents carrying values, fair values and the difference between carrying values and fair values as of March 31, 2010.

	(Billions of yen)
	Carrying Value	Fair value	Difference
Assets:
Trading assets and investments in equity Securities
Trading securities	12,338.2	12,338.2	—
Private equity investments	326.3	326.3	—
Trading assets other than trading Securities	308.8	308.8	—
Investments in equity securities	122.9	122.9	—
Derivatives (1)	2,035.8	2,035.8	—
Loans receivable (2)	1,305.9	1,298.7	7.2
Liabilities:
Trading liabilities and investments in equity Securities
Trading securities	6,196.6	6,196.6	—
Derivatives (1)	2,160.2	2,160.2	—
Long-term borrowings	7,199.1	6,984.0	215.1

(1)	Represents the amount netted under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives in accordance with ASC 210-20 “Offsetting”.

(2)	Carrying values are shown after deducting allowances for doubtful accounts.

(3)	The aggregate carrying amount and market value of investments in affiliated companies and other equity-method investees for which a quoted market price were 176.4 billion yen and 216.9 billion yen respectively, which are included within Other assets—Investments in and advances to affiliated companies in the consolidated balance sheet. Nomura recognized impairment losses of 3 billion yen within Non-interest expenses—Other in the consolidated statement of operations against certain listed equity method investee as the impairment was determined to be due to an other-than-temporary decline in value.

(1)	Trading securities, investments in equity securities

All of Nomura’s Trading securities and Investments in equity securities are carried at fair value. In all cases, fair value is determined in accordance with ASC 820 (“Fair Value Measurements and Disclosures”) (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market, for the relevant financial asset or financial liability.

Fair value of trading securities and investments in equity securities is generally determined by quoted market prices, broker or dealer quotations with reasonable level of observability of price, or prices for similar financial instruments with which contain observable indices. Trading securities and operating investments include certain instruments which do not have sufficient liquidity. These instruments are valued by management judgment at their best estimation.

(2)	Loans receivable

Loans receivable are carried at cost adjusted for deferred fees or costs on originated loans, any unamortized premiums or discounts on purchased loans less applicable allowances for loan losses, unless they are elected under the fair value option and held at fair value. The fair value of loans receivable is estimated based on loan characteristics. Where quoted market prices are available, such market prices were utilized to estimate fair value.

(3)	Long-term borrowings

For Long-term borrowings, certain hybrid financial instruments including structured notes are carried at fair value under fair value option. Structured notes issued outstanding at March 31, 2008 with which embedded derivatives were bifurcated in accordance with ASC 815 “Derivatives and Hedging” (“ASC 815”) and related pronouncements, except those which applied fair value option, were carried in same account line with the host contract after measured the fair value of derivatives. Except for those instruments, long-term borrowings are carried at historical amounts or amortized cost of corporate debt unless such borrowings are designated as the hedged item in a fair value hedge under ASC 815. The fair value of long-term borrowings is estimated using quoted market prices where available or by discounting future cash flows.

(4)	Derivative Instruments

All of Nomura’s Derivatives are carried at fair value. In all cases, fair value is determined in accordance with ASC 820 which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market, for the relevant financial asset or financial liability. Derivative transactions contain listed derivatives and over-the-counter derivatives. Fair value of listed derivatives is usually determined by quoted market prices. Over-the-counter derivatives are valued using observable inputs.

The following tables quantify the volume of Nomura’s derivative activity, through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

	Billions of yen
	March 31, 2010
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional (1)	Fair Value (1)
Derivative contracts used for trading purpose (2)
Equity contracts	19,051.0	1,572.2	18,390.7	1,680.9
Interest rate contracts (3)	343,809.8	11,764.4	337,263.3	11,384.4
Credit contracts	33,530.8	2,087.3	35,815.6	1,984.4
Foreign exchange contracts	65,370.0	715.4	63,090.2	779.5
Commodity contracts	386.6	32.2	338.0	32.0
Other contracts	24,361.6	187.8	22,600.0	267.3

Total	486,509.8	16,359.3	477,497.8	16,128.5

Derivatives designated as hedging instruments (4)
Interest rate contracts	1,030.5	27.3	471.6	2.8

Total	1,030.5	27.3	471.6	2.8

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.

(2)	Derivative assets are reported in Trading assets. Derivative liabilities are reported in Trading liabilities, and embedded derivatives are reported in Short-term borrowings and Long-term borrowings.

(3)	Includes derivatives which refer not only interest rate contracts but also foreign exchange contracts.

(4)	Derivatives designated as hedging instruments are reported in Trading assets and Trading liabilities.

The following tables disclose amounts included in the consolidated statement of operations related to derivatives:

Billions of yen
March 31, 2010
Net gain (loss) on trading
Derivative contracts used for trading purpose (1)
Equity contracts	327.1
Interest rate contracts (2)	253.5
Credit contracts	(306.9)
Foreign exchange contracts	123.5
Commodity contracts	(0.9)
Other contracts	16.5

Total	412.8

Interest revenue / Interest expense
Derivatives designated as hedging instruments
Interest rate contracts	14.0

Total	14.0

Hedged Items
Long-term borrowings	(14.0)

Total	(14.0)

(1)	Includes net gain (loss) on embedded derivatives.

(2)	Includes derivatives which refer not only interest rate contracts but also foreign exchange contracts.

Maturities tables of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2010 consist of the following:

Year ending March 31	Billions of yen
2011	477.2
2012	742.7
2013	885.9
2014	419.0
2015	866.3
2016 and thereafter	3,049.6

Sub-Total	6,440.7

Trading balances of secured borrowings	758.4

Total	7,199.1

Trading balances of secured borrowings

These balances of secured borrowings consist of the liabilities related to transfers of financial assets that are accounted for as financings secured by the financial assets without recourse to Nomura rather than sales under ASC 860. These borrowings are not borrowed for the purpose of Nomura’s funding but are related to Nomura’s trading activities to gain profits from the distribution of financial products secured by the financial assets.

[Notes to Per-Share Data]

17. Total NHI shareholders’ equity per share	579.70 yen

Basic net income attributable to NHI shareholders per share	21.68 yen

[Other Notes]

18.	Business combinations

In October 2008, Nomura acquired the majority of Lehman Brothers’ (“Lehman”) Asia Pacific operations, its equities and investment banking operations in Europe and the Middle East, and hired certain number of its fixed income personnel in Europe. The acquisition agreements generally provided for the transfer of certain employees, the purchase of certain assets and the assumption of certain liabilities for those operations. Financial assets and financial liabilities were generally not acquired. The acquisitions strengthen Nomura’s wholesale and investment banking businesses and expand its global capabilities.

Nomura also acquired Lehman’s specialized services companies in India by purchasing the shares of Lehman Brothers Services India Private Ltd., Lehman Brothers Financial Services (India) Private Ltd., and Lehman Brothers Structured Finance Services Private Ltd. The operations of these three companies functioned as a shared-services platform for Lehman’s businesses in Europe and Asia Pacific by supporting IT operations, financial control, and global risk management.

Nomura has accounted for these acquisitions as a business combination. Accordingly, the operating results of the acquired businesses have been included in Nomura’s consolidated statements of operations from October 2008. The allocation of the acquisition costs to the assets acquired and the liabilities assumed has to be completed within one year from the acquisition date. By September 30, 2009, the allocation was completed, and therefore the values of goodwill and disbursement amount were finalized. The recognized goodwill amount was 23,224 million yen as of September 30, 2009 and it was increased by 10,206 million yen, compared to March 31, 2009. The increase is mainly due to disbursement as a result of selecting the business to focus. Nomura disbursed 48,159 million yen for these acquisitions as well as the acquisition of Lehman Brothers Fixed Income Securities Private Ltd., which is a Primary Dealer in India in June 2009. Compared to March 31, 2009, the disbursement increased by 5,296 million yen.

Nomura recorded 26,241 million yen of the acquisition-related liabilities concerning personnel costs or relocation costs as a result of selecting the business to focus in relation to the business combinations by September 30, 2009. Compared to March 31, 2009, it increased by 8,958 million yen.

19.	Other additional information

On April 30, 2010, the Company adopted a resolution to issue stock acquisition rights of common stock pursuant to the Company’s stock unit plans (B-plan) for directors and certain employees of the Company and subsidiaries. The total number of stock acquisition rights to be issued is approximately 136 thousand for the acquisition of approximately 14 million shares. The exercise price is a nominal 1 yen per share. The stock acquisition rights vest and are exercisable two or three years from a day after the grant date (May 18, 2010), and expire seven years after the grant date.

Other than the above mentioned stock unit plans, the Company also offers another compensation plan linked to the Company’s stock price. The employees (directors, executive officers and certain employees) covered by this plan must provide service as the employees of the Company for a specified service period in order to receive payments under the plan and also are subject to forfeitures due to termination of employment under certain conditions. During April 2010, the Company authorized to make the compensation payment based on the Company’s stock price in the amount of approximately 66.2 billion yen in the future. (The compensation amount is computed based on the Company’s stock price as of April 30, 2010. The average period to the payment date is approximately two years.) The Company will pay either in cash or an equivalent amount of assets with a value linked to the average stock price for a certain period immediately preceding the applicable future payment date.

Report of Independent Auditors

May 7, 2010

The Board of Directors
Nomura Holdings, Inc.
Ernst & Young ShinNihon LLC

Koichi Hanabusa Certified Public Accountant Designated and Engagement Partner

Hiroki Matsumura Certified Public Accountant Designated and Engagement Partner

Yuichiro Sakurai Certified Public Accountant Designated and Engagement Partner

Junko Kamei Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 444, Paragraph 4 of the Companies Act, we have audited the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of changes in shareholders’ equity and the notes to the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) applicable to the fiscal year from April 1, 2009 through March 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and results of operations of the corporate group, which consisted of Nomura Holdings, Inc. and consolidated subsidiaries, applicable to the fiscal year ended March 31, 2010 in conformity with accounting principles generally accepted in the United States pursuant to Article 3, Paragraph 1 of the Supplementary Provisions of the Ordinance for Company Calculation (Ministry of Justice Ordinance No.46 of 2009) (refer to No.1 of Significant Basis of Presentation of Consolidated Financial Statements of the notes to the consolidated financial statements).

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountant Act.

Report of the Audit Committee on the Consolidated Financial Statements

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Audit Committee of Nomura Holdings, Inc. (the “Company”) has audited the Company’s consolidated financial statements (the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of changes in shareholders’ equity and the notes to the consolidated financial statements) applicable to the 106th fiscal year (from April 1, 2009 to March 31, 2010) and, based on the method, detail and result of the audit, hereby report as follows:

1.	METHOD AND THE DETAIL OF THE AUDIT

In accordance with the auditing principles and assignment of duties determined by the Audit Committee, each member of the Audit Committee received the report from the Executive Managing Directors of the Company regarding to the consolidated financial statements of the Company, and asked for the explanations as necessary. In addition, we have monitored and verified whether the Independent Auditor maintained its independent position and implemented appropriate audit, and we received reports from Independent Auditor regarding the status of the performance of its duties and, whenever necessary, asked for explanations. Furthermore, we have been notified from the Independent Auditor that “Structure for Ensuring Appropriate Business” (matters set forth in each items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005) and the like, and, when necessary, asked for explanations.

Based on the above methods, we have examined the consolidated financial statements.

2.	RESULT OF THE AUDIT

We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon LLC, the Company’s Independent Auditor, are appropriate.

May 10, 2010	THE AUDIT COMMITTEE OF
NOMURA HOLDINGS, INC.

Haruo Tsuji, Chairman

Tsuguoki Fujinuma

Hajime Sawabe

Note:	Messrs. Haruo Tsuji, Tsuguoki Fujinuma and Hajime Sawabe are outside directors as stipulated in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Balance Sheet (As of March 31, 2010)

(Millions of yen)
ASSETS
Current Assets:	2,302,125
Cash and time deposits	1,140
Certificate deposits	15,000
Money held in trust	42,124
Short-term loans receivable	2,144,666
Accounts receivable	69,776
Deferred tax assets	1,382
Others	28,060
Allowance for doubtful accounts	(24)
Fixed Assets:	2,263,954
Tangible fixed assets:	48,318
Buildings	17,328
Furniture & fixtures	22,151
Land	8,839
Intangible assets:	107,727
Software	107,726
Others	1
Investments and others:	2,107,908
Investment securities	135,674
Investments in subsidiaries and affiliates (at cost)	1,369,661
Other securities of subsidiaries and affiliates	17,370
Long-term loans receivable from subsidiaries and affiliates	389,964
Long-term guarantee deposits	37,726
Deferred tax assets	126,026
Others	31,521
Allowance for doubtful accounts	(32)

TOTAL ASSETS	4,566,078

LIABILITIES
Current Liabilities:	205,130
Short-term borrowings	49,600
Bond due within one year	70,000
Collaterals received	50,640
Accrued income taxes	3
Others	34,886
Long-term Liabilities:	2,554,642
Bonds payable	1,270,055
Long-term borrowings	1,280,374
Others	4,213

TOTAL LIABILITIES	2,759,771

NET ASSETS
Shareholders’ equity	1,751,573
Common stock	594,493
Additional paid-in capital	528,740
Capital reserves	524,197
Other capital reserves	4,542
Retained earnings:	694,625
Earned surplus reserve	81,858
Other retained earnings	612,767
Reserve for specified fixed assets	11
General reserve	994,000
Retained earnings carried forward	(381,243)
Treasury stock	(66,285)
Valuation and translation adjustments	30,700
Net unrealized gain on investments	21,801
Deferred gains or loss on hedges	8,899
Stock acquisition rights	24,033

TOTAL NET ASSETS	1,806,307

TOTAL LIABILITIES AND NET ASSETS	4,566,078

Statement of Income (April 1, 2009 – March 31, 2010)

	(Millions of yen)
Operating revenue		220,873
Property and equipment fee revenue	108,691
Rent revenue	39,918
Royalty on trademark	20,901
Dividend from subsidiaries and affiliates	27,628
Others	23,736

Operating expenses		183,943
Compensation and benefits	16,704
Rental and maintenance	45,006
Data processing and office supplies	43,105
Depreciation and amortization	44,145
Others	7,431
Interest expenses	27,553

Operating income		36,930

Non-operating income		2,635
Non-operating expenses		10,445

Ordinary income		29,121

Extraordinary income		7,309
Reversal of allowance for doubtful accounts	4,812
Gain on sales of investment securities	646
Gain on capital reduction of subsidiaries and affiliates	1,479
Gain on sales of fixed assets	372

Extraordinary losses		26,456
Loss on sales of investment securities	965
Loss on devaluation of investment securities	2,908
Loss on liquidation of subsidiaries and affiliates	1,747
Loss on sales of stocks of subsidiaries and affiliates	257
Loss on devaluation of investments in subsidiaries and affiliates	16,878
Loss on retirement of fixed assets	3,700

Income before income taxes		9,974

Income taxes - current		(51,280)

Income taxes - deferred		49,171

Net Income		12,083

Statement of Changes in Net Assets (April 1, 2009 - March 31, 2010)

	(Millions of yen)
Shareholders’ Equity
Common stock
Balance at beginning of the year	321,765
Change in the year
Issuance of new shares	217,728
Conversion of convertible bonds	55,000
Total change in the year		272,728

Balance at end of the year		594,493

Additional paid-in capital
Capital reserve
Balance at beginning of the year	251,469
Change in the year
Issuance of new shares	217,728
Conversion of convertible bonds	55,000
Total change in the year		272,728
Balance at end of the year		524,197
Other capital reserve
Balance at beginning of the year	—
Change in the year
Disposal of treasury stock	4,542
Total change in the year		4,542
Balance at the end of the year		4,542
Total capital reserve
Balance at beginning of the year	251,469
Change in the year
Issuance of new shares	217,728
Conversion of convertible bonds	55,000
Disposal of treasury stock	4,542
Total change in the year		277,270

Balance at end of the year		528,740

Retained earnings
Retained earnings reserve
Balance at beginning of the year	81,858
Balance at end of the year		81,858
Other retained earnings
Reserve for specified fixed assets
Balance at beginning of the year	13
Change in the year
Reversal of reserve for specified fixed assets	(2)
Total change in the year		(2)
Balance at end of the year		11
General reserve
Balance at beginning of the year	994,000
Balance at end of the year		994,000
Retained earnings carried forward
Balance at beginning of the year	(382,199)
Change in the year
Cash dividends	(11,130)
Reversal of reserve for specified fixed assets	2
Net Income	12,083
Total change in the year		955
Balance at end of the year		(381,243)
Total retained earnings
Balance at beginning of the year	693,673
Change in the year
Cash dividends	(11,130)
Net Income	12,083
Total change in the year		953

Balance at end of the year		694,625

	(Millions of yen)
Treasury stock
Balance at beginning of the year	(74,554)
Change in the year
Purchases of treasury stock	(18)
Disposal of treasury stock	8,288
Total change in the year		8,269

Balance at end of the year		(66,285)

Total shareholders’ equity
Balance at beginning of the year	1,192,353
Change in the year
Issuance of new shares	435,456
Conversion of convertible bonds	110,000
Cash dividends	(11,130)
Net Income	12,083
Purchases of treasury stock	(18)
Disposal of treasury stock	12,830
Total change in the year		559,221

Balance at end of the year		1,751,573

Valuation and translation adjustments
Net unrealized gain on investments
Balance at beginning of the year	16,157
Change in the year
Other-net	5,644
Total change in the year		5,644
Balance at end of the year		21,801
Deferred gains or loss on hedges
Balance at beginning of the year	8,456
Change in the year
Other-net	443
Total change in the year		443
Balance at end of the year		8,899
Total valuation and translation adjustments
Balance at beginning of the year	24,613
Change in the year
Other-net	6,087
Total change in the year		6,087

Balance at end of the year		30,700

Stock acquisition rights
Balance at beginning of the year	27,116
Change in the year
Other-net	(3,083)
Total change in the year		(3,083)

Balance at end of the year		24,033

Total net assets
Balance at beginning of the year	1,244,082
Change in the year
Issuance of new shares	435,456
Conversion of convertible bonds	110,000
Cash dividends	(11,130)
Net Income	12,083
Purchases of treasury stock	(18)
Disposal of treasury stock	12,830
Other-net	3,004
Total change in the year		562,225

Balance at end of the year		1,806,307

[Notes to the Financial Statements]

The amounts shown therein are rounded to the nearest million.

[Significant Accounting Policies]

1.	Basis and methods of valuation for financial instruments

(1)	Other securities

a.	Securities with market value

Recorded at market value

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “Net assets” on the balance sheet.

b.	Securities without market value

Recorded at cost using the moving average method or amortized cost

With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Securities and Exchange Act, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

(2)	Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method

2.	Basis and method of valuation for money held in trust

Accounted for at fair value based on the mark-to-market method

3.	Depreciation and amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired on or after April 1, 1998, which are depreciated on the straight-line method.

(2)	Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method. The useful lives of software are based on those determined internally.

4.	Deferred Assets

(1)	Stock issuance costs

Stock issuance costs are expensed upon incurred.

(2)	Bond issuance costs

Bond issuance costs are expensed upon incurred.

5.	Translation of assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

6.	Provisions

(1)	Allowance for doubtful accounts

To provide for bad loans, the Company recorded an allowance for doubtful accounts based on an estimate of the uncollectible amounts calculated using historical loss ratios or a reasonable estimate based on the financial condition of individual borrowers.

(2)	Accrued bonuses

To prepare for bonus payments to employees, the estimated amount was recorded in accordance with the prescribed calculation method.

7.	Hedging activities

(1)	Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged items are realized. Certain eligible foreign currencies denominated monetary items are translated at forward exchange rates and the differences are amortized over the remaining period.

(2)	Hedging instrument and hedged item

The Company utilizes interest rate swap contracts to hedge the interest rate risk on bonds, borrowings and other instruments that the Company issued. The Company utilizes currency forward contracts to hedge foreign currency risk on loans.

(3)	Hedging policy

As a general rule, the interest rate risk on bonds and borrowings is fully hedged until maturity and the foreign currency risk on loans is fully hedged until maturity.

(4)	Valuating the validity of hedging instruments

The Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item.

8.	Consumption taxes and local consumption taxes are accounted for based on the tax exclusion method.

9.	The Company applies the consolidated tax return system.

[Changes in Accounting Policies]

No applicable items.

[Notes to the Balance Sheet]

1.	Balances of receivables and payables with subsidiaries and affiliates

Short-term receivables	2,248,148 million yen
Short-term payables	67,997 million yen
Long-term receivables	426,186 million yen
Long-term payables	200 million yen

2. Accumulated depreciation on tangible fixed assets	83,062 million yen

3.	Securities deposited

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of 30,790 million yen based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

4.	Bonds include 300,000 million yen of subordinated bonds.

5.	Balance of guaranteed obligations (1)

Guarantee of principal and coupons on JPY98,200 million bonds issued by Nomura Securities Co., Ltd.	98,200 million yen

         Guarantee of principal on US$421,500 thousand, EUR228,500 thousand, CHF16,000 thousand, and CA$2,000 thousand in commercial paper issued by Nomura International plc and JPY7,653 million in future transactions, US$138,886 thousand in repurchase transactions and US$412,955 thousand in derivative transactions etc. and US$3,137,000 thousand in borrowings, repurchase transactions by the same company.

420,203 million yen (2)

Guarantee of US$70,779 thousand in derivative transactions etc. by Nomura International (Hong Kong) Limited.	6,585 million yen

         Guarantee of US$1,223,200 thousand, EUR2,542,000 thousand, AU$231,700 thousand, GBP502,123 thousand, CHF6,000 thousand, ZAR110,000 thousand, CA$1,500 thousand, and JPY1,657,915 million in principal and coupons on medium term notes issued by Nomura Europe Finance N.V.

2,181,578 million yen (2)

Guarantee of US$211,249 thousand in swap transactions etc. by Nomura Global Financial Products, Inc.	19,655 million yen (2)

         Guarantee of US$1,303,083 thousand, EUR1,506,345 thousand, AU$17,000 thousand and JPY56,158 million in principal and coupons on medium term notes issued by Nomura Bank International plc and EUR125,000 thousand in borrowings by the same company.

382,634 million yen

Guarantee of US$165 thousand in settlement of stock deals by Nomura Securities Singapore Pte Ltd.	15 million yen

Guarantee of ZAR1,070,000 thousand, AU$216,000 thousand in principal and coupons on medium term notes issued by Nomura Global Funding plc.	31,956 million yen

Guarantee of US$1,811 thousand in derivative transactions etc. by Nomura Fixed Income Securities Private Limited.	168 million yen

Guarantee of GBP24,853 thousand in derivative transactions etc. by Nexen Energy Marketing London Limited.	3,489 million yen

(Notes)

1:	In accordance with Japan Institute of Certified Public Accountants Audit Committee Report No. 61, items recognized as effectively bearing the obligation of guarantee of liabilities are included in notes items equivalent to guaranteed obligations.

2:	Includes co-guarantee with Nomura Securities Co., Ltd.

[Notes to the Statement of Income]

1.	Transactions with subsidiaries and affiliates

Operating revenue	219,654 million yen
Operating expenses	67,149 million yen
Non-operating transactions	40,115 million yen

2.	“Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd. (“NSC”), a subsidiary of the Company, from leasing furniture, fixtures and software.

3.	“Rent revenue” consists of revenue mainly from NSC from renting office accommodations.

4.	“Royalty on trademark” consists of revenue from NSC from the use of the Company’s trademark.

5.	“Others” includes fees from securities lending and interest received on loans mainly from NSC.

[Notes to the Statement of Changes in Net Assets]

1.	Shares outstanding

Type of shares	End of prior year	Increase	Decrease	End of current year
Common stock (shares)	2,661,092,760	1,058,040,481	—	3,719,133,241

(Summary of reasons for change)

The reasons for increase were as follows:

Increase due to issuance of new shares on 13 October, 2009	766,000,000 shares
Increase due to issuance of new shares on 27 October, 2009	34,000,000 shares
Increase due to conversion of convertible bonds from 11 May, 2009 to 13 November, 2009	258,040,481 shares

2.	Treasury stock

Type of shares	End of prior year	Increase	Decrease	End of current year
Common stock (shares)	55,127,845	26,857	6,129,228	49,025,474

(Summary of reasons for change)

The reason for increase was as follows:

Increase related to requests to purchase shares less than full trading units	26,857 shares

The reasons for decrease were as follows:

Reduction related to exercise of stock acquisition rights	6,122,900 shares
Reduction related to buying to complete full trading units	6,328 shares

3.	Stock acquisition rights

Name of Stock Acquisition Rights	Date of allocation of stock acquisition rights	Type of shares	Number of shares
Stock Acquisition Rights No.2	July 22, 2003	Common stock	1,230,000
Stock Acquisition Rights No.3	June 4, 2004	Common stock	153,000
Stock Acquisition Rights No.4	August 16, 2004	Common stock	1,247,000
Stock Acquisition Rights No.5	April 25, 2005	Common stock	16,000
Stock Acquisition Rights No.6	June 3, 2005	Common stock	266,000
Stock Acquisition Rights No.8	July 25, 2005	Common stock	1,516,300
Stock Acquisition Rights No.9	April 24, 2006	Common stock	170,400
Stock Acquisition Rights No.10	June 12, 2006	Common stock	481,900
Stock Acquisition Rights No.11	July 14, 2006	Common stock	1,798,000
Stock Acquisition Rights No.12	October 10, 2006	Common stock	12,400
Stock Acquisition Rights No.13	April 25, 2007	Common stock	873,900
Stock Acquisition Rights No.14	June 21, 2007	Common stock	873,800
Stock Acquisition Rights No.15	August 1, 2007	Common stock	113,000
Stock Acquisition Rights No.16	August 1, 2007	Common stock	1,879,000
Stock Acquisition Rights No.17	August 1, 2007	Common stock	554,700
Stock Acquisition Rights No.18	October 19, 2007	Common stock	25,100

(Note)

Excludes items for which the first day of the exercise period has not arrived.

4.	Dividends

(1)	Dividends paid

Decision	Type of shares	Total dividend value (millions of yen)	Dividend per share (yen)	Record date	Effective date
Board of Directors October 28, 2009	Common stock	11,130	4.00	September 30, 2009	December 1, 2009
(2) Items for which the record date of dividends belonging to the current period will be effective in the next period
Decision	Type of shares	Total dividend value (millions of yen)	Dividend per share (yen)	Record date	Effective date
Board of Directors April 28, 2010	Common stock	14,680	4.00	March 31, 2010	June 1, 2010

[Notes to Accounting for Tax Effects]

Breakdown of deferred tax assets and liabilities
Deferred tax assets
Loss on devaluation of securities	365,315 million yen
Loss carry-forward on local tax	32,840 million yen
Attributed consolidated corporate tax	15,569 million yen
Loss on devaluation of fixed assets	4,166 million yen
Stock option	1,857 million yen
Others	3,456 million yen

Subtotal of deferred tax assets	423,205 million yen
Valuation allowance	(273,889) million yen

Total deferred tax assets	149,317 million yen
Deferred tax liabilities
Net unrealized gain on investments	(15,150) million yen
Deferred gain or loss on hedges	(6,184) million yen
Others	(575) million yen

Total deferred tax liabilities	(21,909) million yen

Net deferred tax assets	127,408 million yen

[Notes to Fixed Assets Used in Leasing]

In addition to the fixed assets recorded on the balance sheet, certain automobiles and information devices etc. are used under finance lease contracts wherein ownership is not transferred.

[Notes to Related Party Transactions]

Subsidiaries and affiliates

Affiliation	Name of company etc.	Proportion of voting rights etc. owned (owned by)	Content of transaction	Transaction amounts (millions of yen)	Accounting item	Year end balance (millions of yen)	Notes
Subsidiary	Nomura Securities Co., Ltd.	(Owned) directly 100%	Data processing system usage fees received	94,901	Accrued income	15,339	(1)
			Loans receivable Interest received	1,405,000 7,663	Short-term loans Accrued income	495,000 190	(2)
			Establishment of commitment line with subordinated terms	150,000	—	—	(4)
			Commitment line establishment fees received	367	—	—
			Guarantee obligation	98,200	—	—	(5)
Subsidiary	Nomura International plc	(Owned) indirectly 100%	Loans receivable Interest received	887,494 1,105	Long-term loans Accrued income	287,494 660	(2)
			Guarantee obligation Guarantee fee received	420,203 82	— Accrued income	— 58	(6)
Subsidiary	Nomura Holding America Inc.	(Owned) directly 100%	Loans receivable Interest received	773,446 2,422	Short-term loans Accrued income	635,902 246	(2)
Subsidiary	Nomura Capital Investment Co., Ltd.	(Owned) directly 100%	Loans receivable Interest received	345,750 1,467	Loans receivable Interest received	130,450 14	(2)
Subsidiary	Nomura Bank International plc	(Owned) indirectly 100%	Loans receivable Interest received	300,000 16	Short-term loans Accrued income	300,000 16	(2)
			Guarantee obligation Guarantee fee received	382,634 95	— Accrued income	— 95	(7)
Subsidiary	Nomura Financial Holding America, LLC	(Owned) directly 100%	Loans receivable Interest received	182,270 25	Short-term loans Accrued income	182,270 25	(2)

Affiliation	Name of company etc.	Proportion of voting rights etc. owned (owned by)	Content of transaction	Transaction amounts (millions of yen)	Accounting item	Year end balance (millions of yen)	Notes
Subsidiary	NHI Acquisition Holding Inc.	(Owned) directly 100%	Loans receivable Interest received	117,468 882	Short-term loans Accrued income	107,068 29	(2)
Subsidiary	NCCMI Inc.	(Owned) directly 100%	Loans receivable Interest received	112,131 537	Short-term loans Accrued income	28,413 8	(2)
Subsidiary	Nomura Principal Finance Co., Ltd.	(Owned) directly 100%	Loans receivable	102,000	Long-term loans Short-term loans	17,900 84,700	(2)
			Interest received	2,274	Accrued income	341
Subsidiary	Nomura Facilities Co., Ltd.	(Owned) directly 100%	Loans receivable Interest received	78,800 900	Short-term loans Accrued income	78,800 2	(2)
Subsidiary	NBB Funding Co., Ltd.	(Owned) indirectly 100%	Loans receivable Interest received	65,097 229	— —	— —	(2)
Subsidiary	Unified Partners Co., Ltd.	(Owned) directly 100%	Loans receivable Interest received	62,600 1,073	Short-term loans Accrued income	29,300 33	(2)
Subsidiary	Nomura Financial Partners Co., Ltd.	(Owned) directly 100%	Loans receivable Interest received	50,570 1,919	Long-term loans Accrued income	74,570 346	(2)
Subsidiary	Nomura Investment Managers U.S.A., Inc.	(Owned) directly 100%	Loans receivable Interest received	2,884 18	Short-term loans Accrued income	2,716 1	(2)
Subsidiary	Nomura Europe Finance N.V.	(Owned) indirectly 100%	Borrowing Interest paid	320,000 311	— —	— —	(3)
			Guarantee obligation Guarantee fee received	2,181,578 592	— Accrued income	— 592	(8)
Subsidiary	Nomura Global Funding plc	(Owned) directly 100%	Guarantee obligation Guarantee fee received	31,956 11	— Accrued income	— 11	(9)
Subsidiary	Nomura Global Financial Products Inc.	(Owned) indirectly 100%	Guarantee obligation Guarantee fee received	19,655 16	— Accrued income	— 5	(10)
Subsidiary	Nomura International (Hong Kong) Limited	(Owned) indirectly 100%	Guarantee obligation Guarantee fee received	6,585 5	— Accrued income	— 3	(11)

Affiliation	Name of company etc.	Proportion of voting rights etc. owned (owned by)	Content of transaction	Transaction amounts (millions of yen)	Accounting item	Year-end balance (millions of yen)	Notes
Subsidiary	Nomura Capital Markets plc	(Owned) directly 100%	Capital increase underwritten	80,071	—	—	(12)
Subsidiary	Nomura Europe Holdings plc	(Owned) directly 100%	Capital increase underwritten	68,656	—	—	( [1] 3)
Subsidiary	Nomura Asia Holding N.V.	(Owned) directly 100%	Capital increase underwritten	50,000	—	—	(14)
Affiliate	Nomura Research Institute, Ltd.	(Owned) directly 6.7% indirectly 31.9%	Data processing system usage fee received	27,855	Accrued expense	2,125	(15)
			Software purchase	20,888	Accounts payable	3,011

Terms of transactions, policies determining terms of transactions, etc.

(Notes)

1:	Usage fees related to data processing systems are determined rationally based on the original cost to the Company.

2:	Interest rates on loans receivable are determined rationally in consideration of market interest rates. No collateral is obtained.

3:	Interest rates on borrowing are determined rationally in consideration of market interest rates. No collateral is furnished.

4:	The transaction value for the establishment of a commitment line with subordinated terms is the value of the financing limit, and there were no balances relating to finance execution as of the balance sheet date.

5:	The guarantee obligation with respect to Nomura Securities Co., Ltd. represents the Company’s guarantee of obligations with respect to bonds issued by that company.

6:	The guarantee obligation with respect to Nomura International plc represents the Company’s guarantee of obligations related to CP issued and derivative transactions etc. by that company. The guaranteed rates of CP etc. and derivative transaction etc. are 0.04% and 0.0625% per annum of the guarantee amount, respectively.

7:	The guarantee obligation with respect to Nomura Bank International plc represents the Company’s guarantee of obligations related to principal and interest on medium term notes and loans issued by that company. The guaranteed rate is 0.04% per annum of the guarantee amount.

8:	The guarantee obligation with respect to Nomura Europe Finance N.V. represents the Company’s guarantee of obligations related to principal and interest on medium term notes issued by that company. The guaranteed rate is 0.02% per annum of the guarantee amount.

9:	The guarantee obligation with respect to Nomura Global Funding plc represents the Company’s guarantee of obligations related to principal and interest on medium term notes issued by that company. The guaranteed rate is 0.04% per annum of the guarantee amount.

10:	The guarantee obligation with respect to Nomura Global Financial Products Inc. represents the Company’s guarantee of obligations related to swap transactions etc. by that company. The guaranteed rate is 0.0625% per annum of the guarantee amount.

11:	The guarantee obligation with respect to Nomura International (Hong Kong) Limited represents the Company’s guarantee of obligations related to derivative transactions etc. by that company. The guaranteed rate is 0.125% per annum of the guarantee amount.

12:	The capital increase with respect to Nomura Capital Markets plc represents underwriting of 537,337 thousand pounds.

13:	The capital increase with respect to Nomura Europe Holdings plc represents underwriting of 68,656 million yen.

14:	The capital increase with respect to Nomura Asia Holding N.V. represents underwriting of 50,000 million yen.

15:	Usage fees related to data processing systems and software are determined for each transaction in consideration of operating maintenance costs, original costs related to system development and net book value in case of selling etc.

16:	Transaction values do not include consumption taxes etc., and year-end balances include consumption taxes etc.

[Notes to Per-Share Data]

Net assets per share	485.62 yen
Net loss per share	3.86 yen

[Notes to Material Subsequent Event]

No applicable items.

Report of Independent Auditors

May 7, 2010

The Board of Directors
Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Engagement Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Engagement Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Engagement Partner

Junko Kamei
Certified Public Accountant
Designated and Engagement Partner

Pursuant to Article 436, Paragraph 2, Item 1 of the Companies Act, we have audited the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the related supplementary schedules of Nomura Holdings, Inc. (the “Company”) applicable to the 106th fiscal year from April 1, 2009 through March 31, 2010. These financial statements and the related supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the related supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the related supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Nomura Holdings, Inc. applicable to the 106th fiscal year ended March 31, 2010 in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountant Act.

Report of the Audit Committee

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Nomura Holdings, Inc. (the “Company”) audited the execution by the Directors and Executive Officers of the Company of their duties during the 106th fiscal year (from April 1, 2009 to March 31, 2010) and, based on the result of the audit, hereby reports as follows:

1.	METHOD AND THE DETAIL OF THE AUDIT

Based on the auditing principles and assignment of duties determined by us, with the cooperation of Company’s departments in charge of internal control, we have investigated the procedure and details of the decision making at the important meetings, reviewed important authorized documents and other material documents regarding to the business execution, investigated the performance of the duties by the Directors, Executive Officers, Senior Managing Directors and others, and investigated the conditions of the businesses and assets of the Company.

We have also monitored and verified the resolution of the Board of Directors regarding the internal control system as stipulated in Article 416, Paragraph 1, Items 1(ii) and 1(v) of the Companies Act and the status of the establishment and maintenance of the system based on such resolution. In relation to internal control over financial reporting required under the Financial Instruments and Exchange Act, we have received the report from the Executive Officers and Independent Auditor of the Company regarding to the conditions of the assessment and audit of the Company, and asked for the explanations as necessary.

With respect to subsidiaries, we have communicated and exchanged information with the subsidiary company’s Directors, Executive Officers, Senior Managing Directors, members of the Audit Committee and statutory auditors, and when necessary, requested the subsidiaries to report on their business.

Furthermore, we have monitored and verified whether the Independent Auditor maintained its independent position and implemented appropriate audit, and we received reports from the Independent Auditor regarding the status of the performance of its duties and, whenever necessary, asked for explanations. In addition, we have been notified from the Independent Auditor that “Structure for Ensuring Appropriate Business” (matters set forth in each items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005) and the like, and, when necessary, asked for explanations.

Based on the above methods, we have examined the business report, financial statements (balance sheet, statement of income, statement of changes in net assets and notes to the financial statements) and supplementary schedules for this fiscal year.

2.	RESULT OF THE AUDIT

(1)	Result of the audit

1.	We have found that business report and supplementary schedules fairly present the status of the Company, in conformity with the applicable laws and regulations and the Articles of Incorporation.

2.	In relation to the performance of the duties by the Directors and the Executive Officers, we have found no misconduct or material matter that violates applicable laws and regulations or the Articles of Incorporation.

3.	We have found that the content of the resolution of the Board of Directors regarding the internal control system is adequate. Moreover, we have no remarks to point out on the execution of the duties by the Directors and the Executive Officers regarding status of the establishment and maintenance of the internal control system based on such resolution, including internal control over financial reporting required under the Financial Instruments and Exchange Act.

(2)	Result of Audit of Non-consolidated Financial Statements and Supplementary Schedules

We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon LLC, the Company’s Independent Auditor, are appropriate.

May 10, 2010	THE AUDIT COMMITTEE OF NOMURA HOLDINGS, INC.

Haruo Tsuji, Chairman

Tsuguoki Fujinuma

Hajime Sawabe

Note:	Messrs. Haruo Tsuji, Tsuguoki Fujinuma and Hajime Sawabe are outside directors as defined in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Shareholder Notes

Fiscal Year	April 1 to March 31

Number of Shares Constituting One Trading Unit	One Hundred (100)

Record Date for Dividend Payments	September 30, March 31

Meeting of the Shareholders	Held in June

<Special Note Regarding Forward-Looking Statements>

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this report.